UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) and (g) of The Securities Exchange Act of 1934

Resource Real Estate Investors 6, L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	37-1548084 (I.R.S. Employer Identification No.)
One Crescent Drive, Suite 203 Navy Yard Corporate Center Philadelphia, PA (Address of principal executive offices)	19112 (Zip Code)
Registrant’s telephone number, including area code:	(215) 231-7050

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities registered pursuant to Section 12(g) of the Act:

Units of Limited Partnership Interest
Title of class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filers,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting Company)	Smaller reporting company ☒

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RESOURCE REAL ESTATE INVESTORS 6, L.P.
INDEX TO REPORT
ON FORM 10

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CAUTIONARY INFORMATION REGARDING
FORWARD-LOOKING STATEMENTS

This registration statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control.  Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this registration statement.  Forward-looking statements include information concerning possible or assumed future results of our operations, including statements about the following subjects:

•	investment objectives;

•	business strategies;

•	estimated future capital expenditures;

•	competitive strengths and goals;

•	references to future success;

•	market outlook and trends in our industry;

•	expected financial condition;

•	future cash flow;

•	financing plans;

•	expected results of operations;

•	plans and objectives of management;

•	future compliance with laws, rules and regulations affecting our business; and

•	any other statements regarding future growth, future cash needs, future operations, business plans and future financial results.

All statements, other than statements of historical facts, included in this Form 10 regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects, current expectations, forecasts, and plans and objectives of management are forward-looking statements.  When used in this Form 10, the words "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "should," "project," "plan," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.  All forward-looking statements speak only as of the date of this Form 10.  We do not undertake any obligation to update any forward-looking statements or other information, except as required by federal securities laws.  You should not place undue reliance on these forward-looking statements.  Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved.  We have disclosed important factors that could cause our actual results to differ materially from our expectations under the "Risk Factors" section and elsewhere.  These cautionary statements qualify all forward-looking statement attributable to us or persons acting on our behalf.

Information regarding market and industry statistics contained in this registration statement is included based on information available to us that we believe is accurate.  We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this registration statement.  Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.  We undertake no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.  See the "Risk Factors" section for a more detailed discussion of uncertainties and risks that may have an impact on our future results.

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ITEM 1.                      BUSINESS

General

Resource Real Estate Investors 6, L.P., (“we,” (our," or the “Company”), is a Delaware limited partnership which was formed on July 26, 2007 and commenced operations on October 1, 2007.  We own, operate and invest in multifamily residential rental properties, or the Properties, located throughout the United States.  We also invest in interests in real estate mortgages and other debt instruments that are secured, directly or indirectly, by a multifamily residential rental property or an interest in an entity that directly owns such a property, or Real Estate Debt Investment.  The terms “Properties” and “Real Estate Debt Investments” are referred to together as “Real Estate Investments.”

Our general partner, Resource Capital Partners, Inc., or General Partner, is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs, or TICs.  Our General Partner evaluates, finances, refinances and sells or disposes of our Real Estate Investments as well as operates and manages our Real Estate Investments on our behalf.  Our General Partner is an indirect wholly owned subsidiary of Resource America, Inc., or Resource America, a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors.

Our goals are to generate regular cash distributions from our operations, gains from the potential appreciation in the value of our Properties, and cash for our partners’ distributions from the sale or refinancing of the Properties or the sale or repayment in full of Real Estate Debt Investments.

We will terminate on July 30, 2015, unless we are sooner dissolved or terminated.  Our General Partner from time to time, in its discretion, may extend the term for up to two years.  Our General Partner will have complete and exclusive discretion in the management of our business.

Our Management

As we do not have any officers, directors or employees, we rely solely on the officers and employees of our General Partner and its affiliates for our management of Real Estate Investments.  Our General Partner and its affiliates, Resource Real Estate Management, LLC and Resource Real Estate, Inc., also conduct business activities of their own in which we will have no economic interest.  Employees of our General Partner and its affiliates who provide us with services are not required to work full-time on our affairs.  These employees devote significant time to the affairs of our General Partner and its affiliates and are compensated by our General Partner and its affiliates for the services rendered to them.  There may be significant conflicts between us and our General Partner and its affiliates regarding the availability of those employees to manage us and our Real Estate Investments.

Real Estate Manager

Resource Real Estate Management, LLC, or Resource Real Estate Management, a wholly owned subsidiary of our General Partner, manages or supervises the management of our Real Estate Investments under a real estate management agreement with us or the entity owning legal title to the Real Estate Investment in which we are participating.  Resource Real Estate Management is a Delaware limited liability company that was formed in 2005 for the purpose of managing the Real Estate Investments of our General Partner and its affiliates either for their own account or for other real estate programs.  In October of 2007, Resource Real Estate Management, Inc., d/b/a Resource Residential, a wholly owned subsidiary of Resource America, was formed to manage the Real Estate Investments of Resource Real Estate Management.

Resource Real Estate, Inc., or Resource Real Estate, an indirect wholly owned subsidiary of Resource America, is the parent company of our General Partner and an affiliate of Resource Real Estate Management, which will also manage our Real Estate Investments.

Distribution Allocations

Distributable cash, which includes both distributable cash from operations as well as from capital transactions will be distributed as described below.  Distributable cash from operations will be distributed in the following order of priority:

•
first, 100% to the limited partners until they have each received distributions from us, including distributions of distributable cash from capital transactions, equal to their respective preferred return of 8.25% if they subscribed for their units on or before December 31, 2007 or 8% if they subscribed for their units after December 31, 2007, or Preferred Return; and

•	thereafter, 80% to the limited partners and 20% to our General Partner.

Distributable cash from capital transactions, which includes cash received from the sale or refinancing of a Property, or the sale or repayment in full of all outstanding principal and interest due and owing to us on a Real Estate Debt Investment, will be distributed in the following order of priority:

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•	first, 100% to our limited partners until they have each received distributions from us, including distributions of distributable cash from operations, equal to their respective Preferred Return;

•	second, 100% to our limited partners until their respective adjusted capital contribution has been reduced to zero; and

•	thereafter, 80% to our limited partners and 20% to our General Partner.

Redemption of Units

We are permitted, in our General Partner’s sole discretion, to redeem units upon a unitholders request.  However, we have no obligation to redeem units at any time, and we can decline to redeem units for any reason. For example, if our General Partner determines that we do not have the necessary cash flow, taking into account future distributions to our other limited partners, investments, and foreseeable operating expenses, a unitholder’s request may be declined. In addition, our General Partner may not approve the redemption of units if it concludes that the redemption might cause our total unit transfers in the year, subject to certain exceptions, to exceed 2% of our total capital or profits interests. All of these determinations are subjective and will be made in our General Partner’s sole discretion.  We will also determine the redemption price based on provisions set forth in the First Amended and Restated Agreement of Limited Partnership, or the Partnership Agreement. To the extent the formula for arriving at the redemption price has any subjective determinations, they will fall within the sole discretion of our General Partner.  If we lack the requisite liquidity to redeem the units, our General Partner, in its sole discretion, may purchase the units on generally the same terms as we would have redeemed the units.  As of the date of this registration statements no units  have been redeemed.

Sale of Units

From October 1, 2007 through May 19, 2008, we privately sold our units of limited partnership interest at $10.00 per unit to accredited investors, as that term is defined in Rule 501(a) of Regulation D of the Securities Act.  We sold a total of 3,713,492 units, including 204,678 units to our General Partner, for total proceeds, before commission, fees and expenses, of approximately $36.8 million.  We refer to these sales herein as the Offering.  Chadwick Securities, Inc., an affiliate of our General Partner, served as a dealer-manager in the Offering.  See Item 10 – “Recent Sales or Our registered Securities” for more information.

ITEM 1A.                      RISK FACTORS

You should carefully consider the risks that follow together with all of the other information contained in this report in evaluating our company.  If any of the following risks occur, our business, financial condition and results of operations likely will suffer, the value of the units could decline and you could lose some or all of your investment.

Partnership Risks

We may not pay regular cash distributions.

We may not generate sufficient revenues from our Real Estate Investments to pay regular monthly cash distributions to our limited partners, including your Preferred Return, which is not guaranteed by us or our General Partner.  Our General Partner anticipates that we may use a portion of our cash reserves from the proceeds of the offering to fund a portion or all of our cash distributions during at least the first full year of operations following our initial closing, primarily due to the lag time between when we receive our offering proceeds, and acquire our Real Estate Investments and the date that we begin receiving revenues from those Real Estate Investments.  Any such distributions may reduce the amount of our available cash reserves for any working capital or other cash requirements.  You may not recover all of your investment in us, and if you do recover your investment in us, you may not receive a rate of return on your investment that is competitive with other types of investments.

The actual amount of revenues we generate will depend on numerous factors beyond our control, including the risks pertaining to Real Estate Investments described in “– Risks Inherent in Our Business,” below, prevailing economic conditions, required principal and interest payments on the debt we incur, government laws and regulations, including those relating to zoning, rent control and real property taxation, and fire and other casualty losses to our Properties.

Cost reimbursements that we pay to our General Partner and reserves our General Partner may establish will reduce cash available for distributions.

Before we make distributions to our limited partners, we reimburse our General Partner for expenses it incurred on our behalf during the related period as described in “Item 7 − Certain Relationships and Related Transactions, and Director Independence – Reimbursement of Acquisition Expenses and other Expenses,” and create and maintain reserves for our future expenses or contingencies or our Real Estate Investments, including possible reserves for capital expenditures related to our Properties.

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The amount of expenses we reimburse is determined by our General Partner, subject to limitations as set forth in the Partnership Agreement, and the purposes and the amounts of reserves are also determined by our General Partner in its discretion.  The reimbursement of expenses and creation of reserves will reduce our ability to make cash distributions to our limited partners.

We will pay fees to our General Partner and its affiliates, which will reduce cash available for distributions.

We pay our General Partner and its affiliates fees, described in “Item 7 – Certain Relationships and Related Transactions, and Director Independence” which were established by our General Partner and were not based on arm’s length negotiations.  Some of these fees are paid without regard to the amount of distributions paid to our limited partners and regardless of the success or profitability of our operations.

Limited partners’ ability to dispose of units is materially limited.

You should view your investment in us as illiquid.  See “– Partnership Risks – If limited partners choose to redeem their units they may receive much less than if they kept them.”

Your units are not transferable without the consent of our General Partner, which it may withhold or grant in its sole discretion.  Transfers of units are also limited under the Partnership Agreement with respect to applicable securities and tax laws.  In addition, there is currently no market for the units, and it is highly unlikely that one will develop.  Therefore, it is unlikely that you will be able to liquidate your units in the event of an emergency and, even if you could do so, the price you would receive for your units would likely be at a substantial discount to the amount you paid for your units, our asset value, or other criteria of value for the units.  Additionally, it is unlikely that the units will be readily acceptable as collateral for loans.

Limited partners must rely on our General Partner to manage our operations and Real Estate Investments.

Our General Partner exclusively manages our operations.  Our General Partner has limited experience in sponsoring limited partnerships similar to ours although the officers and directors of the General Partner have experience in the real estate industry.  The limited experience of our General Partner and its affiliates in sponsoring partnerships similar to ours decreases your ability to evaluate our General Partner’s ability to manage us and our ability to meet our investment objectives.  You do not have any right to participate in our management or our business.  See “– Partnership Risks – Our General Partner will be subject to various conflicts of interest.”

We believe that the continuing services of our General Partner are essential.  If our General Partner should withdraw or be removed as our General Partner, become bankrupt, or otherwise cease business operations, and the limited partners desire to continue the management of our Real Estate Investments, capable successors would have to be elected.  In that event, the limited partners may not be successful in finding other persons to manage our business affairs on acceptable terms.  Furthermore, our General Partner currently has an illiquid and limited net worth, and relies on contributions from its indirect parent company, Resource America, to meet its ongoing obligations, which is not under a contractual obligation to provide the contributions.

Limited partners have limited voting rights.

Unlike a holder of common stock in a corporation, as a limited partner you have only limited voting rights on matters affecting us and our Real Estate Investments.  Our General Partner has sole management control over us and our Real Estate Investments, and the limited partners have no right to elect our General Partner on an annual or any other basis.  See “– Partnership Risks – Limited partners must rely on our General Partner to manage our operations and Real Estate Investments.”  In addition, our General Partner may be removed only on the vote of limited partners holding a majority of the outstanding units, excluding units purchased by our General Partner and its affiliates.

Our General Partner is subject to various conflicts of interest.

There are conflicts of interest between our limited partners and our General Partner and its affiliates.  Our General Partner must monitor and enforce the compliance of its affiliate, Resource Real Estate Management and Resource Residential, with the real estate management agreements in managing our Properties, and our General Partner’s own compliance with the Partnership Agreement in the management of our Real Estate Investments.  Additionally, the allocation of our General Partner’s management time between us and our General Partner’s other affiliated investment programs and other activities may not be sufficient.

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The amount of cash we have available for distribution to our limited partners is affected by decisions of our General Partner regarding various matters, including whether our General Partner will, in its discretion, defer and accrue any portion or all of the Real Estate Management Fee payable by us to Resource Real Estate Management with respect to our Properties, the amount and timing of the purchases and sales of our Real Estate Investments, the amount and timing of our cash expenditures and the amount and terms of financing for our Properties. Our General Partner’s decisions also affected the creation, reduction or increase of our reserves for anticipated future expenses or contingencies, including reserves for future capital expenditures for capital improvements or replacements related to the Properties that are included in the purchase price of the Properties and, therefore, increased the property acquisition fees payable to our General Partner as discussed in “Item 7 − Certain Relationships and Related Transactions, and Director Independence.”  Furthermore, our General Partner or its affiliates may benefit if they cause us to acquire Real Estate Investments that are situated in the same area as other properties owned or controlled by them in which we have no interest.  We may enter into business relationships with parties related to our General Partner, including its affiliates.

If our General Partner, as tax matters partner, represents us before the IRS, potential conflicts include whether or not to expend funds to contest a proposed adjustment by the IRS to our federal information income tax returns.  See “Item 7 – Certain Relationships and Related Transactions, and Director Independence – Conflicts of Interest” for a discussion of conflicts between us and our General Partner and its affiliates concerning our Real Estate Investments.  Other than the guidelines set forth in “Conflicts of Interest,” our General Partner does not have established procedures to resolve a conflict of interest.

Our General Partner or its affiliates have purchased additional units in us which diluted our limited partners.

Our General Partner has purchased units equal to 5% of the gross offering proceeds of the Offering, at a subscription price reduced by 10%.  Our General Partner and its affiliates who purchased units at discounted prices generally share in our income, losses and cash distributions on the same basis as limited partners, and they generally have the same voting rights.  These purchases diluted the voting rights of limited partners and there may be a conflict with respect to certain matters.  However, no additional dilution can occur due to the General Partner’s purchase of additional units of redeeming unit holders.  Also, their rate of return on their investment is greater than the rate of return received by a limited partner who pays the full subscription price of $10.00 per unit, because of the discounted subscription price our General Partner and its affiliates paid for their units.

If limited partners choose to redeem their units, they may receive much less than if they kept them.

Limited partners may request that we redeem some or all of their units.  However, the General Partner has no obligation to redeem any of their units and a cash reserve is not maintained for this purpose.  Additionally, in any given year our total unit transfers, including redemptions may not exceed 2% of our total capital or profits interests.

If we agree to redeem a unitholder’s units, the redemption price we will pay may be much less than the value the limited partner would realize if they kept their units for the duration of our term.  Also, depending primarily on when the redemption is requested, the redemption price may be less than the unreturned amount of a limited partner’s investment in us.

A limited partner could be liable for our obligations if they participate in the control of our business.

In general, limited partners are not liable for the obligations of a limited partnership unless they participate in the control of the limited partnership’s business.  Although we have been structured to attempt to avoid control by limited partners, actions by the limited partners that constitute participating in the control of our business have not been clearly established in Delaware or other states in which we may own Real Estate Investments or do business.

Limited partners may be required to return improperly received distributions.

Limited partners may be required to return any distribution they receive from us if they knew at the time the distribution was made that it was improper because it rendered us insolvent.

A limited partner’s ability to bring an action against our General Partner is limited by the Partnership Agreement.

The Partnership Agreement provides that neither our General Partner nor any of its affiliates will have any liability to us or to our limited partners for any loss we suffer arising out of any action or inaction of our General Partner or an affiliate, if our General Partner or the affiliate determined, in good faith, that the course of conduct was in our best interests and the course of conduct did not constitute gross negligence or willful misconduct on the part of our General Partner, or negligence or misconduct on the part of our General Partner’s affiliate.  As a result of these provisions in the Partnership Agreement, a limited partner’s right to bring an action against our General Partner and its affiliates will be more limited than it would be absent these provisions.

Our exclusion from regulation under the Investment Company Act depends on the nature of our Real Estate Investments.

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We operate our business so as to be excluded from regulation under the Investment Company Act of 1940, as amended, or the “Investment Company Act.”  If we fail to qualify for an exclusion, we would be required to restructure our activities or register as an investment company, which would significantly limit our use of leverage in acquiring our Properties and would subject us to substantial governmental regulation concerning our management, operations, transactions with affiliated persons, portfolio composition and other matters.  In this regard, our General Partner believes that we meet the exclusion from Investment Company Act regulation under Section 3(c)(5)(C) of the Investment Company Act, which excludes from regulation companies that do not issue redeemable securities and are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.  To qualify for this exclusion, at least 55% of our assets must consist of interests in real estate such as the Properties, and Real Estate Debt Investments such as mortgage loans and other assets that are considered the functional equivalent of mortgage loans, which we refer to as “qualifying real estate assets.”  Also, an additional 25% of our assets must consist of qualifying real estate assets, other real estate-related assets, or both.  To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain.  In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

We may not return all of our limited partners’ investment or any rate of return of their investment.

A portion of the cash distributions that our limited partners receive from us may be a return of capital.  The portion of their total distributions that is return of capital and the portion that is investment income will depend on a number of factors in our operations and cannot be determined until all of our Real Estate Investments have been sold, matured or otherwise terminated.  At that time our limited partners will be able to compare the total amount of all cash distributions they received to their total capital they invested, and determine their investment income.

Impact of Current Economic Conditions

Continuance of current economic conditions could harm our financial condition, income and ability to make distributions.

Beginning in mid-2007 and continuing through the date of this registration statement, the financial system in the United States, including credit markets and markets for real estate and real estate-related assets, has been subject to unprecedented turmoil.  This turmoil has resulted in severe limitations on the availability of credit, significant declines in the value of real estate and real estate related assets, impairment of the ability of many borrowers to repay their obligations and illiquidity in the markets for real estate and real estate-related assets.  Continuation of current economic conditions could further harm our financial condition, income and ability to make distributions to our unit holders.  A prolonged continuation of these unfavorable economic conditions could lead to increasing our financing costs, and/or resulting in a decision by a lender not to extend us credit.  These events could reduce or eliminate our earnings and ability to make distributions to our investors.

Actions taken by the U.S. government and governmental agencies may not reverse, or even stabilize, current economic conditions.

In response to current economic and market conditions, the U.S. government and a number of governmental agencies have established or proposed a series of programs designed to stabilize the financial system and credit markets, including programs established pursuant to the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Tax Act of 2009.  We cannot predict whether these programs will have their intended effect, or, if they do, whether they will have a beneficial impact upon our financial condition, income or ability to make distributions to our unitholders.

Risks Inherent in Our Business – General

Our success is subject to numerous risks inherent in Real Estate Investments, any one of which may reduce our ability to operate profitably.

We are subject to the risks generally incident to the ownership of Real Estate Investments, which includes ownership of equity interests in Properties and ownership interests in Real Estate Debt Investments that are secured, directly or indirectly, by multifamily residential rental properties.  For purposes of this risk factor only, the term “Property” also includes the multifamily residential rental property securing, directly or indirectly, a Real Estate Debt Investment.  These risks include the uncertainty of our cash flow to meet our fixed or variable expenses, including operating expenses related to our Properties, which may vary materially from time to time, and debt service related to our Properties.  We are also subject to adverse changes in the investment climate for Real Estate Investments on both the national level and the local level where a Property is situated as well as adverse changes in local market conditions where a Property has been acquired such as excessive building resulting in an oversupply of similar properties in the area, deterioration of surrounding areas or a decrease in market rates.  See “−Risks Inherent in Our Business – Risk Related to Properties” for more information.

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Our financial performance will depend on the performance of the tenants in our Properties and the borrowers under our Real Estate Debt Investments.

Our financial performance will depend on the payment of rent by the tenants in the Properties.  If a large number of tenants in a Property fail to pay their rent when due, or decide to terminate or not renew their leases, there could be a significant reduction in rental revenues from the Property.  This, in turn, could cause us to seek additional borrowings to meet the costs related to the Property, if additional borrowings are permitted under the existing financing, or we might have to divert cash flow from our other Real Estate Investments to the under-performing Property.  This would reduce cash available to us for distribution to limited partners.  Each owner of a multifamily residential rental property securing, directly or indirectly, our Real Estate Debt Investments also will be subject to these potential cash flow problems.

In addition, the cost and time involved in enforcing our rights under leases with defaulting tenants in a Property, including eviction costs and the cost of re-leasing the space to new tenants, may be significant.  The Property manager may not be able to collect amounts due from defaulting tenants, or lease the premises to new tenants, without incurring substantial costs and even if the defaulted amounts are collected and another tenant is found the rent or other terms of the new lease may not be as favorable to us as the previous lease.  Each owner of a multifamily residential rental property securing, directly or indirectly, our Real Estate Debt Investments also will be subject to these potential rent collection problems.

Furthermore, in the event of any default under a mortgage loan or other debt instrument securing a Real Estate Debt Investment held by us, we may lose a portion, or all, of our investment to the extent of any deficiency between the value of the borrower’s collateral and the principal and accrued interest on the mortgage loan or other liens superior to our mortgage or other lien on the collateral, which would reduce our cash flow from operations.  We do not have unilateral foreclosure rights under the terms of our Real Estate Debt Investments and even if we or another creditor senior to us is able to foreclose on the multifamily residential rental property or other collateral securing the mortgage loan, foreclosure of a mortgage loan can be an expensive and lengthy process which could reduce our return on the foreclosed property.

For example, in the event of the bankruptcy of a mortgage loan borrower, the mortgage loan would be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy as determined by the bankruptcy court, and the lien securing the mortgage loan would be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

The Real Estate Investments are illiquid and therefore our ability to respond to economic or other conditions will be limited.

Our Properties and, to a lesser extent, our Real Estate Debt Investments, are relatively illiquid.  Therefore, our ability to vary our portfolio of Real Estate Investments in response to changes in economic or other conditions will be very limited.  See “– Risks Inherent In Our business – General – We may not be able to compete successfully.”

Increases in interest rates could reduce the value of our Real Estate Investments, reduce our net earnings and distributions and result in losses.

A significant risk associated with our Real Estate Investments is that long-term or short-term interest rates, or both, may increase significantly.  This may reduce our ability to sell a Real Estate Investment when we decide to do so as discussed in “Risks Inherent In Our Business – General– We may be unable to sell a Real Estate Investment at the time or on the terms that we desire.”  Additionally, this will affect our Properties as discussed in “– Risks Inherent in the Our Business – Risks Related to Properties – Using “leverage” to acquire Properties subjects us to the risk that our revenues may not be sufficient to cover our operating costs plus debt service, and thus may result in losses.”  Further, if long-term rates increase, the market value of our Real Estate Debt Investments with fixed interest rates would decline.

We may not be able to compete successfully.

The real estate industry is highly fragmented and competitive.  We compete with numerous other entities to acquire, manage and sell Real Estate Investments.  Many of our expected competitors have greater financial, technical and marketing resources than we or our General Partner and our affiliates possess.  Competition may result in reductions in the size or desirability of the potential tenant base for one or more Properties (including multifamily residential rental properties securing, directly or indirectly, our Real Estate Debt Investments) or an increased supply of multifamily residential rental properties, which results in reduced opportunities for us to sell our Real Estate Investments at acceptable prices.

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We may be unable to sell a real estate investment at the time or on the terms that we desire.

We may be unable to sell a Real Estate Investment if and when we decide to do so.  The real estate market is affected by many factors that are beyond our control, such as general economic conditions, availability of financing, interest rates and the supply and demand for Real Estate Investments.

We cannot predict whether we will be able to sell any Real Estate Investment for the price or on the terms we set, or whether any price or other terms offered by a prospective purchaser would be acceptable to us.  We cannot predict the length of time needed to find a willing purchaser and to close the sale of a Real Estate Investment.

Risks Inherent in Our Business – Risks Related to Properties

Mortgage loan covenants could reduce the value of the Properties.

The type of mortgage loans for multifamily residential rental properties that we entered into in order to leverage the acquisition of our Properties contain customary negative covenants that, among other things, limit our ability, without the lender’s consent, to further mortgage the Property or sell, prepay or refinance the Property.  These restrictive covenants may reduce the value of the Properties at the time we seek to sell or refinance the Properties.

Our operating costs of our Properties will not necessarily decrease if our income decreases which may decrease the amount of cash available for distribution.

Certain expenses associated with a Property’s ownership and operations are not necessarily reduced by events which adversely affect the income from the Property, such as real estate taxes, debt service and maintenance costs.  For example, if the Property loses tenants or rents are reduced, then those costs described in the preceding sentence are not necessarily reduced.  As a result, our cost of owning and operating the Property may, in the future, exceed the income the Property generates even though the Property’s income exceeded its costs at the time it was acquired.  This would decrease the amount of cash we have available to distribute to our limited partners.

Using “leverage” to acquire Properties subjects us to the risk that our revenues may not be sufficient to cover our operating costs plus debt service, and therefore may result in losses and cause us to be unable to meet our obligations.

We have financed a substantial portion of our Property acquisition and development costs through borrowings, or “leverage.”  Using leverage to acquire our Properties increases the risk of loss from our Properties, because the cash flow from our Properties must be sufficient to pay not only our operating and capital costs and those of our Properties, but also the required payments on the borrowings.  Using leverage also increases the aggregate amount of fees we must pay our General Partner or its affiliates, including the property acquisition fees and property financing fees.

As a result of the use of leverage, a relatively slight decrease in the rental income of one or more Properties could materially reduce or eliminate cash available for distributions to limited partners, and could cause us to be unable to meet our obligations.

If our revenues are insufficient to service our debt and pay our taxes and other operating costs, we may use reserves, seek additional funds, including borrowings or suffer a foreclosure of one or more of the affected Properties, which may result in a complete loss of our investment in the affected Properties.  A foreclosure of a Property could result in federal income tax liability to limited partners under circumstances in which limited partners would not receive cash distributions from us to pay their tax liabilities.

Renovation costs for some Properties may create a greater risk of loss.

We may seek to renovate or modify existing Properties.  There could be cost overruns associated with the Property’s renovation or modification.  Additionally, we may be unable to increase rents to offset a portion or all of the renovation or modification costs of the Property.

Our Properties may not be insured for all losses.

We arrange for insurance for our Properties, including liability, fire and extended coverage, in amounts that are customarily obtained for similar Properties.  However, the cost of insurance and the amount of customary deductibles have increased significantly compared to recent years.  This will increase our operating costs and may cause us to receive insurance proceeds, in the event of an insured claim, which are less than the Property’s repair costs.  Moreover, there are certain types of losses that are either uninsurable or not economically insurable, on a risk-adjusted basis, such as some environmental losses, acts of terrorism, war or earthquakes.  If such an event damages or destroys a Property, we could lose some or all our investment in the Property.  Additionally, we could suffer losses in excess of insurance coverage.

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We may have acquired Properties that may have undisclosed environmental concerns that could result in substantial liabilities.

We may be liable for the removal, remediation and other related costs, including governmental penalties and damages for injuries to persons and property, if a Property in which we own is found to have hazardous or toxic substances or previously has had hazardous or toxic substances removed from it.  Under various federal, state and local laws relating to the protection of the environment, an owner or operator of real estate may be held liable for the costs of removal or remediation of hazardous or toxic substances located on or in the property.  These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of the hazardous or toxic substance.  The costs of investigation, removal or remediation of these substances may be substantial, and the presence of these substances may adversely affect the owner’s ability to rent or sell the property, or to borrow using the property as collateral, and may expose it to liability resulting from any release of, or exposure to these substances.

Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by that person.  Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third-parties also may seek recovery from us, as an owner or operator of a Property, for personal injury associated with asbestos-containing materials and other hazardous or toxic substances of the Property, if any.  In addition, many potential environmental liabilities that could harm us or increase our compliance or remediation costs will either be uninsurable or the cost of the insurance will be prohibitive.

Our compliance with the Americans with Disabilities Act could be costly and prevent us from making distributions to our limited partners.

Under the Americans with Disabilities Act of 1990 (the “ADA”), all public accommodations must meet federal requirements for access and use by disabled persons.  For example, compliance with this law might require removal of structural barriers to handicapped persons in public areas of a Property where the removal is “readily achievable.”  We seek to acquire Properties that comply with the ADA, or reduce the purchase price we offer for a Property to reflect the costs we will incur in bringing the Property into compliance.  However, if it is found that a Property that we believed complied with the ADA does not comply, we may be liable for both governmental fines and damages to private parties.  If we must make unanticipated major modifications to a Property to comply with the ADA, our ability to make distributions to limited partners will be reduced.  Additionally, if the cost of these modifications is sufficiently large, we may have to use our reserves, raise funds through asset sales or additional borrowings to pay these costs.

Any of the above will reduce our ability to make distributions to limited partners.  We also may be required to expend funds to correct defects or to make improvements to a Property before we can sell it.  However, we may not have the funds available to correct the defects or to make the improvements.

Our ability to operate profitably depends on each Property manager as well as factors outside of our control.

We acquired and operate Properties in different locations throughout the United States.  The success of our Properties will depend largely on each Property manager’s ability to perform its management and supervisory services as well as its ability to adapt to changing market trends in the apartment industry in each area where the Properties are located.  If our Properties are not managed successfully, we could suffer losses and be unable to make distributions to our limited partners.

Our ability to operate profitability is also affected by increases in real estate tax rates, maintenance costs and other operating expenses, the possibility that structural or other defects or damage occur or are found on one or more Properties, such as roof leaks, and changes in governmental rules (including, without limitation, zoning, environmental and rent control laws) and fiscal policies.  We are also subject to risks involving title conditions, such as restrictive covenants and easements relating to the Properties, the possibility that all or a portion of a Property may be taken by eminent domain and declines in regional or local real estate values.  Other circumstances over which we may have little or no control, such as fires or other casualty losses to the Properties, acts of God, war, acts of terrorism, social unrest and civil disturbances as well as whether we can provide adequate maintenance and prevent vandalism or damages by tenants or others to the Properties may harm our operating results.

Lack of geographic diversity may expose us to regional economic downturns that could adversely impact our operations.

Our five Properties are concentrated into three geographic regions: Scarborough, Maine; Houston, Texas and San Antonio, Texas.  This geographic concentration of properties exposes us to economic conditions in these regions.  The factors affecting economic conditions in any real estate market include: business layoffs or downsizing; industry slowdowns; relocations of businesses; changing demographics; infrastructure quality; and any oversupply of or reduced demand for real estate.  Declines in the condition of the real estate market in any of these regions could affect our ability to operate profitably.  In addition, Houston’s economy is more volatile than most markets of its size due to the heavy concentration of its economy in the energy industry.  Downturns in the energy industry could result in the loss of jobs and employees, which may lead to tenant rent defaults, non-renewal of leases or reduced demand for new leases.

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Risks Inherent in Our Business – Real Estate Debt Investments

The risks factors described in “– Risks inherent in our business – Risks related to Properties” also apply to the multifamily residential rental properties serving, directly or indirectly, as collateral for our Real Estate Debt Investments and increase the risk of the borrowers’ default under our Real Estate Debt Investments.

Each of our Real Estate Debt Investments are secured, directly or indirectly, by a multifamily residential rental property such as apartment buildings and complexes  and possibly other collateral for the payment, such as a borrower’s personal guarantee or the pledge of other assets owned by the borrower.  Since the principal collateral for our Real Estate Debt Investments, however, will be multifamily residential rental properties, the risk factors described in “– Risks inherent in our business – Risks related to Properties,” above, also applies to the properties securing our Real Estate Debt Investments and the borrowers’ operation of those properties.  Therefore, those risk factors, in addition to those set forth below, contribute to the risk of a borrower’s default under our Real Estate Debt Investments.

The B notes or mezzanine debt in which we invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may subject us to increased risk of losses.

A B note is a mortgage loan typically secured by a first mortgage on a single large commercial property or group of related properties and subordinated to an A note secured by the same first mortgage on the same collateral.  As a result, if a borrower defaults, there may not be sufficient funds remaining for B note owners after payment to the senior note owners.  Moreover, since each transaction is privately negotiated, B notes can vary in their structural characteristics and risks.  For example, the rights of holders of B notes to call a default, foreclose on collateral, accelerate maturity or control decisions made in bankruptcy proceedings following a borrower default may be limited in certain investments.  Further, B notes often are secured by a single property, and therefore reflect the increased risks associated with a single property compared to a pool of properties.  B notes also are less liquid than more senior obligations such as A notes, therefore we may be unable to dispose of underperforming or non-performing investments.  The higher risks associated with the subordinate position in a B note investments could subject us to increased risk of losses.

Investing in B notes or mezzanine debt involves a greater degree of risk of loss than if we invested in senior secured debt investments.

We have invested in B notes and mezzanine debt.  These types of investments carry a higher degree of risk of loss than senior secured debt investments, because in the event of default and foreclosure holders of senior liens will be paid in full before subordinated investors and, depending on the value of the underlying collateral, there may not be sufficient assets to pay all or any part of amounts owed to subordinated investors.  Moreover, B notes and mezzanine debt may have higher loan to value ratios than conventional senior lien financing, resulting in less equity in the collateral and increasing the risk of loss of principal.  If a borrower defaults or declares bankruptcy, we may be subject to agreements restricting or eliminating our rights as a creditor, including rights to call a default, foreclose on collateral, accelerate maturity or control decisions made in bankruptcy proceedings.  In addition, the prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to economic downturns or individual issuer developments.  An economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of instruments underlying the securities to make principal and interest payments may be impaired.

Under the B notes or mezzanine debt in which we have invested, we may not have the capital to exercise our remedies in the event of a default under the mortgage loan causing us to lose our entire investment.

In the event of a default under a mortgage loan, the holder of a B Note typically has the ability to cure the default for a period of time and to purchase the A Note from the A Note holder.  We may not, however, have the capital or access to capital to either cure the default or purchase the A Note.  In that event, the loan may be subject to foreclosure, and holders of senior liens will be paid in full before subordinated investors and, depending on the value of the underlying collateral, there may not be sufficient assets to pay all or any part of amounts owed to subordinated investors.  If the Fund, can not arrange a workout or a purchaser for the B Note, we could lose our entire investment upon such a default.

We may be exposed to environmental liabilities if we take title to Properties under our Real Estate Debt Investments.

In the course of managing its Real Estate Debt Investments, we may take title to real estate through foreclosure on the multifamily residential rental properties used, directly or indirectly, as collateral for our Real Estate Debt Investments.  In that event, we could be subject to environmental liabilities and/or clean up costs with respect to those properties as described in “– Risks inherent in our business – Risks related to Properties – We may acquire Properties that may have undisclosed environmental concerns that could result in substantial liabilities.”

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Real Estate Debt Investments are subject to risk of default which could reduce our return on our Real Estate Debt Investments and may require us to become involved in expensive proceedings.

The primary or sole source of recovery for our Real Estate Debt Investments will typically be the underlying multifamily residential rental property that provides security, directly or indirectly, for the investment.  Therefore, the value of our Real Estate Debt Investments depends primarily on the value and performance of the underlying properties.  Declines in real property values generally, and/or declines in the specific markets where the properties underlying our Real Estate Debt Investments are situated, could affect the value of those properties and the default rates of our Real Estate Debt Investments.

Also, the ability of a borrower to repay a loan secured by an income-producing property typically depends primarily on the successful operation of the property, although the borrower may have other financial assets or income unrelated to the property.  In this regard, the value of the properties and/or the net operating income of an income-producing property can be affected by those factors described in “– Risks inherent in our business - In General – Our Success will be subject to numerous risks inherent in Real Estate Investments, any one of which may reduce our ability to operate profitably.”

If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired.  Loan defaults would reduce our current return on its Real Estate Debt Investments and may require us to become involved in expensive and time-consuming bankruptcy, reorganization or foreclosure proceedings, or even acquire the underlying multifamily residential rental property through foreclosure proceedings.  However, depending on the terms and conditions of our subordinated interest in the debt instruments secured, directly or indirectly, by the property, we may not be able to institute foreclosure proceedings without the consent of the other creditors holding liens on the property.

Real Estate Debt Investments may require large lump sum payments at maturity, increasing the risk of default and causing us to recover less than the cost of our investment.

Our Real Estate Debt Investments may have payment structures other than equal periodic payments that retire a loan over its specified term, including structures that defer payment of some portion of accruing interest, or defer repayment of principal, until loan maturity.  Where a borrower must pay a loan balance in a large lump sum payment, its ability to satisfy this obligation may depend on its ability to obtain suitable refinancing or otherwise raise a substantial cash amount, which we do not control and which the borrower may not be able to do.  In addition, lenders can lose their lien priority in many jurisdictions to persons who supply labor or materials to a real estate property.  For these and other reasons, the total amount that we may recover from a Real Estate Debt Investment may be less than our cost to acquire the investment.

Tax Risks

Limited partners must report their share of our tax items on their personal tax returns.

We have been formed as a Delaware limited partnership, and for federal tax purposes a partnership is not a taxable entity.  Therefore, the limited partners must report on their own federal, state and local income tax returns their respective shares of all items of income, gain, loss, deduction, credit (if any) and alternative minimum tax preferences or adjustments generated by us each year, whether or not they receive any cash distributions from us that year.  See “– Tax Risks - The IRS may audit the tax returns of both us and our limited partners,” below.

We will not apply for an advance ruling from the IRS as to any federal tax consequence of a limited partner’s investment in us.

We will not apply for an advance ruling from the IRS as to whether or not for federal tax purposes the Fund will be treated as a partnership, instead of being taxed as a corporation or with respect to any other tax consequence to us from our activities or to the limited partners from your investment in us.  Therefore, if our annual information income tax return is audited by the IRS, the IRS may disagree with one or more of our tax positions.

Limited partners’ taxes on their share of our income may exceed the cash distributions they receive from us.

Limited partners will be required to pay federal income taxes on their allocable share of our taxable income, if any, whether or not they receive any cash distributions from us.  For example, we may use revenues to repay the principal of debt encumbering a Property, which will not reduce the amount of our taxable income, because that is not a deductible expense, but will reduce the amount of cash we have available for distributions to limited partners.  Therefore, our cash distributions in any year may be less than a limited partner’s allocable share of our taxable income in that year, or even less than a limited partner’s tax liability resulting from that income.

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A limited partner’s ability to deduct losses may be limited.

A limited partner’s ability to deduct its share of any tax losses generated by us may be limited by its “at risk” amount in us at the end of each taxable year, the amount of its adjusted basis in its units at the end of each taxable year, and the passive activity limitations on losses under the Internal Revenue Code, or the Code.  In this regard, our activities with respect to our Properties generally will be treated as a passive rental activity under the Code.  Therefore, a limited partner’s share of our passive losses from our Properties may be used by a limited partner on its personal federal income tax returns only to offset its net passive income from other passive trade or business activities in which it owns an interest, if any, or carried forward indefinitely to offset your net passive income, including its share of our net passive income, in subsequent taxable years.  Also, a limited partner’s passive loss in any taxable year cannot be used by it to offset its active income (e.g. salary, bonuses, etc.), or its portfolio income (e.g. dividends, interest income, etc.) from us or any of its other investments.  See “– Tax Risks - A portion, or all, of a limited partner’s gross income from our Real Estate Debt Investments may not be passive income” and “– A portion of cash distributions from us may be taxable,” below.

A portion, or all, of a limited partner’s gross income from our Real Estate Debt Investments may not be passive income.

If we are considered to be engaged in a trade or business of lending money as a result of our Real Estate Debt Investments, which our special counsel cannot opine on due to the inherently factual nature of the determinations involved and a lack of clear legal authorities, for federal income tax purposes, limited partners may be required to treat a portion, or all, of their share of our gross income in any taxable year from the our Real Estate Debt Investments as income that is not from a passive activity and which cannot be offset with passive losses.

A portion of limited partner’s cash distributions may be taxable.

Distributions from us to our limited partners in excess of their share of our taxable income, if any, will reduce their adjusted tax basis in their units.  In addition, any cash we distribute to our limited partners (which includes a net decrease in their share of our nonrecourse financing with respect to our Properties) in any taxable year in excess of the amount of their adjusted basis in their units immediately before the distribution must be treated on their own federal income tax return as gain realized by the limited partners from the sale or exchange of its units.

The IRS may disallow various deductions we may claim.

The availability, timing and amount of our deductions, losses, income and gain depend on both general tax laws and factual determinations that the IRS may not agree with.  For example, the IRS could decide that our claimed deductions for the fees paid by us to our General Partner and its affiliates are not deductible, in whole or in part, or should be allocated to the basis of buildings, land, personal property or mortgages or other debt interests we acquire, and depreciated or amortized as part of our adjusted basis in those assets, or should not be deductible at all in the case of land acquisitions.  Because of the inherently factual nature of these determinations, our special counsel cannot express an opinion concerning the availability, timing or amount of any specific deductions that we may claim and allocate, in part, to our limited partners.

An investment in us may cause our limited partners to pay alternative minimum tax.

Our limited partners will receive a share of our alternative minimum tax preference and adjustment items, such as accelerated depreciation deductions on tangible personal property, passive activity losses, and interest deductions.  Therefore, our limited partners may be subject to alternative minimum tax liability as a result of its investment in us in addition to its regular federal income taxes, depending primarily on its particular federal income tax circumstances in each year during our term.

If our limited partners are an IRA or other tax-exempt limited partner, they will receive unrelated business taxable income from us, and their share of our cost recovery deductions or tax losses may be limited or suspended.

Most of the income and gain generated by us from the operation and sale or other taxable disposition of our Properties, but generally not our Real Estate Debt Investments, will constitute “unrelated business taxable income,” or UBTI, to tax-exempt limited partners such as IRAs and pension plans, depending primarily on the extent to which we will use borrowings to acquire our Properties, which range from 56% to 67% of the purchase price of each Property.  Also, an exception from the requirement to treat certain income and gain as UBTI that is potentially available to pension plans (but not IRAs) may not be available with respect to the our Properties.  In addition, if a tax-exempt charitable remainder trust is allocated any UBTI from us in a taxable year, then all of our otherwise non-taxable income for the year will be subject to tax.  Finally, a limited partner’s status as a tax-exempt limited partner may result in its share of our cost recovery deductions or tax losses being limited or suspended in any taxable year.

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Our limited partners will likely be subject to state or local taxes as a result of their investment in us.

In addition to federal income taxes, our limited partners will likely be subject to state and local income taxes and tax return filing requirements in the state of their residence and in some or all of the various states and jurisdictions in which we do business or own Real Estate Investments.  Therefore, our limited partners will be subject to penalties for failure to comply with those requirements.  Although we will report the tax information concerning their investment in us, our limited partners are responsible for filing all of their own federal, state and local tax returns.  We have not obtained an opinion of counsel regarding the state or local tax consequences of an investment in us, and the states where we will acquire our Real Estate Investments and conduct business are not currently known.

The IRS may audit the tax returns of both us and our limited partners.

The IRS may audit the annual federal information income tax returns of us, or an entity formed under a co-investment agreement, and any adjustments to those tax returns could require our limited partners to adjust their personal federal income tax return for that year as well.  This could also result in an IRS audit of our limited partners’ personal federal income tax returns for prior years, which could cover items unrelated to their investment in us.  Also, IRS audits of partnership tax returns reduce, to some extent, limited partners’ control over the proceedings.

Limited partners’ tax benefits from an investment in us are not contractually protected.

An investment in us does not give our limited partners any contractual protection against the possibility that part or all of the intended tax benefits of their investment will be disallowed by the IRS.  No one provides any insurance, tax indemnity or similar agreement for the tax treatment of our limited partners’ investment in us.  Our limited partners have no right to rescind their investment in us, or to receive a refund of any of their investment in us, if a portion or all of the intended tax consequences of their investment in us are ultimately disallowed by the IRS or the courts.  Furthermore, none of the fees payable by us to our General Partner, its affiliates or independent third-parties (including special tax counsel) are contingent on whether or not the intended tax consequences of our limited partners’ investment in us is ultimately sustained.

Our foreign investors will be subject to U.S. tax withholding, may be required to file U.S. tax returns and generally will be treated as tax-exempt limited partners.

We generally will be required to withhold federal income tax on the income and gain we allocate to foreign investors, whether or not any corresponding cash distributions are made to them.  If too much tax is withheld, foreign investors will have to file U.S. income tax returns to seek a refund.  Also, foreign investors generally will be treated as tax-exempt limited partners for federal income tax purposes.  See “Tax Risks– If our limited partners are an IRA or other tax-exempt limited partner, they will receive unrelated business taxable income from us, and their share of our cost recovery deductions or tax losses may be limited or suspended,”

Changes in the law may eliminate or reduce our tax benefits.

The present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and the changes may be retroactive.  Future revisions in federal income tax laws and their interpretations could reduce or eliminate any tax advantages to our limited partners of their investment.

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ITEM 2.                      FINANCIAL INFORMATION

The following discussion provides information to assist you in understanding our financial condition and results of operations.  This discussion should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this report.  This discussion contains forward-looking statements.  Actual results could differ materially from those expressed in or implied by those forward looking statements.  Please see “Forward-Looking Statements” and “Risk Factors” for a discussion of certain risks, uncertainties and assumptions associated with those statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to our financial statements and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.  Statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not historical facts may be forward-looking statements.  Such statements are subject to certain risks and uncertainties, which could cause actual results to materially differ from those projected.  Some of the information presented is forward-looking in nature.  Although the information is based on our current expectations, actual results could vary from expectations stated in this report.  Numerous factors will affect our actual results, some of which are beyond our control.  You are cautioned not to place undue reliance on this information, which speaks only as of the date of this report.  We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information.

Overview

We are a Delaware limited partnership that was formed on July 26, 2007 and commenced operations on October 1, 2007.  We own, operate and invest in multifamily residential rental properties, or the Properties, located in Maine and Texas.  We also invest in interests in real estate mortgages and other debt instruments that are secured, directly or indirectly, by a multifamily residential rental property or an interest in an entity that directly owns such a property, or Real Estate Debt Investment.  The terms “Properties” and “Real Estate Debt Investments” are referred to together as “Real Estate Investments.”

Our general partner, Resource Capital Partners, Inc., or General Partner, is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs, or TICs.  Our General Partner evaluates finances, refinances and sells or disposes of our Real Estate Investments as well as operates and manages our Real Estate Investments.  Our General Partner is an indirect wholly owned subsidiary of Resource America, Inc., or Resource America, a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors.

Our investment objectives are to preserve, protect and return the invested capital of the investors, to generate regular cash distributions from our operations and to generate gains from the potential appreciation in the value of the our Properties and cash distributions from the sale or refinancing of Properties or the sale or repayment in full of the Real Estate Debt Investments.

During the period between October 1, 2007 and December 31, 2007, we raised $11.4 million through a private offering of our units of limited partnership interest, including approximately $541,000 contributed by the General Partner.  During the year ended December 31, 2008, an additional $25.4 million was raised including approximately $1.3 million contributed by the General Partner.  In total the General Partner contributed $1.8 million for a 5% limited partner interest.  We have used the total capital raised of $36.8 million to acquire all of our Real Estate Investments.

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As of December 31, 2008, we own five multifamily residential rental properties through our 100% owned subsidiaries, as follows:

Subsidiary	Apartment Complex	Purchase Date	Leverage Ratio (1)	Number of Units	Location
RRE Memorial Towers Holdings, LLC, or Memorial Towers	Memorial Towers	12/18/07	63%	112	Houston, Texas
RRE Villas Holdings, LLC, or Villas	Villas at Henderson Pass	12/27/07	67%	228	San Antonio, Texas
RRE Coach Lantern Holdings, LLC, or Coach Lantern	Coach Lantern	01/29/08	61%	90	Scarborough, Maine
RRE Foxcroft Holdings, LLC, or Foxcroft	Foxcroft	01/29/08	62%	104	Scarborough, Maine
RRE Park Hill Holdings, LLC, or Park Hill	Park Hill	02/29/08	56%	288	San Antonio, Texas

(1)	Total property capitalization, including reserves, escrows, fees and closing costs, divided by the face value of the mortgage.

Memorial Towers Apartments is a high rise apartment building consisting of 112 units in one and two-bedroom configurations.  The apartment complex was purchased for $9.3 million.  The aggregate purchase price for Memorial Towers, which included acquisition and financing costs, escrowed funds and advances and other assets and liabilities assumed, was approximately $9.9 million and included $2.5 million of equity from us and a mortgage loan of $7.4 million, which is secured by a first mortgage on the property, as well as assignment of leases and rents to the lender as security.  At December 31, 2008, Memorial Towers was 91.07% occupied.

The Villas at Henderson Pass consists of 19 three-story apartment buildings containing 228 units in one and two-bedroom configurations.  The apartment complex was purchased for $13.7 million.  The aggregate purchase price, which included acquisition and financing costs, escrowed funds and advances and other assets and liabilities assumed, was approximately $14.3 million and included $3.5 million of equity from us and a mortgage loan of $10.8 million, which is secured by a first mortgage on the property, as well as assignments of leases and rents to the lender as security.  At December 31, 2008, Villas was 87.28% occupied.

Coach Lantern Apartments consists of 21 two-story townhouse apartment buildings containing 90 units in two and three-bedroom configurations.  The apartment complex was purchased for $10.8 million.  The aggregate purchase price, which included acquisition and financing costs, escrowed funds and advances and other assets and liabilities assumed, was approximately $11.7 million and included $3.8 million of equity from us and a mortgage loan of $7.9 million, which is secured by a first mortgage on the property, as well as assignments of leases and rents to the lender as security.  At December 31, 2008, Coach Lantern was 85.56% occupied.

Foxcroft Apartments consists of 14 two-story townhouse apartment buildings containing 104 units in two-bedroom configurations.  The apartment complex was purchased for $12.0 million.  The aggregate purchase price, which included acquisition and financing costs, escrowed funds and advances and other assets and liabilities assumed, was approximately $13.0 million and included $4.2 million of equity from us and a mortgage loan of $8.8 million, which is secured by a first mortgage on the property, as well as assignments of leases and rents to the lender as security.  At December 31, 2008, Foxcroft was 83.65% occupied.

Park Hill Apartments consists of 18 three-story apartment buildings containing 288 units in one and two-bedroom configurations.  The apartment complex was purchased for $14.9 million.  The aggregate purchase price, which included acquisition and financing costs, escrowed funds and advances and other assets and liabilities assumed, was approximately $16.4 million and included $6.0 million of equity from us and mortgage loan of $10.4 million, which is secured by a first mortgage on the property, as well as assignments of leases and rents to the lender as security.  At December 31, 2008, Park Hill was 74.31% occupied.

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We also own three subordinated notes at December 31, 2008 through our 100% owned subsidiary, RRE Funding II, LLC, or Funding, which was formed to hold title to our Real Estate Debt Investments, as follows:

Apartment complex	Face Value of Note	Number of Units	Location
Acacia Park	$2,000,000	304	San Bernardino, California
Hillwood	$400,000	118	Montgomery, Alabama
Southern Cove	$500,000	100	Las Vegas, Nevada

On August 20, 2007, our General Partner acquired the existing B note on the Acacia Park Apartments from Wachovia Bank National Association, or Wachovia, for $1.6 million, which included accrued interest.  On December 11, 2007, Funding purchased the B note from our General Partner for $1.6 million which was the General Partner’s carrying value.

On August 2, 2006, Wachovia originated a $31.5 million loan to Universe at Acacia, LLC, or the Acacia Borrower, evidenced by a $29.5 million senior promissory note, or the A note and a $2.0 million subordinate promissory note, or the B note, from the Acacia Borrower, which were secured by a deed of trust encumbering the Acacia Park Apartments.  The Acacia Borrower is owned by a multifamily real estate investment company which has acquired over 3,000 units with a value in excess of $500.0 million since its inception.  If there is an event of default by the Acacia Borrower under any of the mortgage loan documents, we have the right under an Intercreditor and Servicing Agreement dated August 23, 2006, to purchase the A note or cure the default, although we may not have the necessary amount of cash to do so.

On December 5, 2007, Funding, entered into an agreement to purchase the existing B note on the Hillwood Apartments from Countrywide Commercial Real Estate Finance, Inc., or Countrywide, for $360,000 plus accrued interest.

On December 14, 2006, Countrywide originated an $8.7 million loan to Gatsby Drive Apartments, LLC, or the Hillwood Borrower, evidenced by an $8.7 million promissory note, the Original Note, from the Hillwood Borrower, which was secured by a Mortgage, Assignment of Leases and Rents, Fixture Filing and Security Agreement encumbering the Hillwood Apartments, the Hillwood Mortgage.  The Hillwood Borrower is owned by a group of investors.  The managing member of the Hillwood Borrower is a Montgomery, Alabama based real estate broker and investor with 17 years of experience in acquiring, developing and managing commercial and multifamily properties.  On December 14, 2006, Countrywide split the Original Note into Replacement Note A in the amount of $8.3 million (the “A Note”) and Replacement Note B in the amount of $400,000 (the “B Note”).  The A Note and the B Note, or together, the Notes, are both secured by the Hillwood Mortgage, although the A Note is senior to our B Note.  If there is an event of default by the Hillwood Borrower under any of the Mortgage Loan documents, we have the right under the A/B Co-Lender Agreement dated June 7, 2007, to purchase the A note or cure the default, although we may not have the necessary amount of cash to do so.

On December 5, 2007, Funding entered into an agreement to purchase the existing Mezzanine Note on the Southern Cove Apartments from Countrywide for $490,000 plus accrued interest.

On May 4, 2007, Countrywide originated an $8.8 million first mortgage loan to SC 2006, LLC, or the Southern Cove Mortgage Borrower, evidenced by an $8.8 million promissory note, or the Mortgage Note from the Southern Cove Mortgage Borrower, which was secured by a first priority Deed of Trust encumbering the Southern Cove Apartments.  On May 4, 2007, Countrywide also originated a $500,000 mezzanine loan to SC 2006 Mezz, LLC, or the Southern Cove Mezzanine Borrower, evidenced by a $500,000 promissory note, or the Mezzanine Note, from the Southern Cove Mezzanine Borrower which was secured by a pledge of 100% of the ownership interests in the Southern Cove Mortgage Borrower.  The Southern Cove Mortgage Borrower is owned by seven member entities, including the managing member and four members which are guarantors, three of which have over 25 years experience investing in multifamily real estate assets.  The Mezzanine Note is subordinate to the Mortgage Note.  If there is an event of default by the Southern Cove Borrower under any of the Mortgage Loan documents, we have the right under an Intercreditor Agreement dated May 4, 2007, to purchase the A note or cure the default, although we may not have the necessary amount of cash to do so once we have acquired all of our Properties and Real Estate Debt Investments.

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Results of Operations

During December 2007, we purchased two properties and three loans which generated operating activity for a portion of only one month in 2007.  During the months of January and February, 2008, we purchased three properties.  These three properties generated almost a full year of operating activity in 2008.  As a result of the timing of our acquisitions, comparative operating results are not relevant to a discussion of operations for the two periods represented.

We have seen a decrease of approximately 5% in average occupancy rates during the year ended December 31, 2008.  We attribute these decreases to the rapid increase in unemployment throughout the United States, which in turn has affected some of our resident base.  Involuntary unemployment among our resident base will often result in higher bad debt expense as well as tenants moving out of apartment units prior to the expiration of their lease term.  Aggressive property management programs have been deployed at our Properties to address the stresses caused by unemployment; however, industry-wide multifamily occupancy rates have been historically correlated to the national employment rate; further job losses nearby our Properties can be expected to place additional pressure on the occupancy rates of our Properties.   As we implement planned improvements to our Properties, we seek to cause our occupancy rates and our net operating income to increase.  As of the date of this filing, our average occupancy rate has increased by approximately 3% since December 31, 2008.

The following table sets forth the results of our operations for the periods indicated:

	For the year ended December 31,	For the period from July 26, 2007 (inception) to December 31,
	2008	2007
Revenues:
Rental income	$7,099,308	$81,550
Interest income from loans held for investment	336,906	19,214
	7,436,214	100,764

Expenses:
Rental operating	4,056,680	25,888
Management fees – related party	711,480	10,356
General and administrative	501,065	22,854
Depreciation and amortization	3,553,760	39,898
Total expenses	8,822,985	98,996
(Loss) income before other (expense) income	(1,386,771)	1,768

Other (expense) income:
Interest expense	(2,454,141)	(27,301)
Interest income	119,333	2,565
Net loss	$(3,721,579)	$(22,968)

Weighted average number of limited partner units outstanding	3,024,201	443,013

Net loss per weighted average limited partner unit	$(1.23)	$(0.05)

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Liquidity and Capital Resources

During the past two years, we have raised a total of $36.8 million through the issuance of limited partnership interests including $1.8 million from our General Partner.  The funds were used to purchase five properties and three subordinated notes, which completes our asset acquisition phase.

The following table sets forth our sources and uses of cash:

	For the year ended December 31,	For the period from July 26, 2007 (inception) to December 31,
	2008	2007
Provided by operating activities	$805,286	$1,153,982
Used in investing activities	(15,589,903)	(9,193,731)
Provided by financing activities	21,551,446	9,499,387
	$6,766,829	$1,459,638

Our liquidity needs consist principally of capital to pay the Properties’ debt service, operating expenses, capital expenditures and monthly distributions to the limited partners.  Our ability to meet our liquidity needs will be subject to our ability to generate cash from operations.  The ability to generate cash from operations will depend on the occupancy rates, rates charged to tenants compared with competing properties in the area and the ability of tenants to pay rent.  Occupancy rates can fluctuate based on changes in local market conditions where the Properties are located such as: excessive building resulting in an oversupply of similar properties, deterioration of surrounding areas or a decrease in market rates.  The rates charged to tenants compared to competing properties can be affected by a lack of perceived safety, convenience and attractiveness of a property.  We have spent $2.3 million on capital expenditures such as club house improvements, paving the parking lots, fixture upgrades, saltwater conversion of pools and turn-over costs during the year ended December 31, 2008 as follows:

Subsidiary	Capital Expenditures	Future Capital Expenditures
Memorial Towers	$291,313	$1,814,176
Villas	547,063	1,777,032
Coach Lantern	676,591	1,481,172
Foxcroft	570,655	1,295,466
Park Hill	232,100	2,389,248
Totals	$2,317,722	$8,757,094

The cash used for future capital expenditures will come from the cash reserves established when the properties were purchased and future operating cash.  The cash reserves were $6.1 million at December 31, 2008.

Legal Proceedings

We are a party to various routine legal proceedings arising out of the ordinary course of our business.  Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and cost and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our estimates, including those related to certain accrued liabilities.  We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following policies as critical to our business operations and the understanding of our results of operations.

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Property Acquisitions.  Prior to January 1, 2009, we accounted for our acquisitions of real estate in accordance with Statement of Financial Accounting Standards, or SFAS, 141, “Business Combinations” which requires the purchase price of acquired properties be allocated to the acquired tangible assets and liabilities, consisting of land, building, tenant improvements, long-term debt and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in place leases, the value of unamortized lease origination costs and the value of tenant relationships, based in each case on their fair values.  The value of in place leases is amortized over twelve months on a straight line basis.  SFAS 141(R) will not be applicable as we have completed our asset acquisition phase.

Loans held for Investments. We consider a loan to be impaired when, based on current information and events, management believes it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When a loan is impaired, the allowance for loan losses is increased by the amount of the excess of the amortized cost basis of the loan over its fair value.  Fair value may be determined based on market price, if available; the fair value of the collateral less estimated disposition costs; or the present value of estimated cash flows.

We consider general and local economic conditions, neighborhood values, competitive overbuilding, casualty losses and other factors that may affect the value of loans and real estate.  The value of loans and real estate may also be affected by factors such as the cost of compliance with regulations and liability under applicable environmental laws, changes in interest rates and the availability of financing.  Income from a property will be reduced if a significant number of tenants are unable to pay rent or if available space cannot be rented on favorable terms.  In addition, we continuously monitor collections and payments from our borrowers and maintain an allowance for estimated losses based upon our historical experience and knowledge of specific borrower collection issues.  At both December 31, 2008 and 2007, no allowance for losses was required.

Revenue Recognition.  Our revenue is primarily derived from the rental of residential housing units with lease agreement terms of approximately twelve months.  We recognize revenue in the period that rent is earned, which is on a monthly basis.

We follow SFAS 13, Accounting for Leases, which requires that rent be recognized as income on a straight-line basis over the term of the lease for leases with varying rental payments.  We also follow the Financial Accounting Standards Board, or FASB, Emerging Issues Task Force 88-3, “Rental Concessions Provided by Landlord” which requires that any incentives included in the lease should also be recognized on a straight-line basis over the term of the lease.

Impairment.  We account for the impairment of real estate in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” which requires that we review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified.  If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, we will record an impairment charge to reduce the carrying amount for that asset to its estimated fair value.  There have been no impairments recognized on our real estate assets at December 31, 2008 and 2007.

Off-Balance Sheet Arrangements

As of December 31, 2008 and 2007, we do not have any off-balance sheet arrangements or obligations, including contingent obligations, other than guarantees by the General Partner of certain limited standard expectations as defined in the mortgage notes which are secured by the properties.

Recently Issued Accounting Standards

In April 2009, the FASB issued the following new accounting standards related to fair and other-than-temporary impairment FASB Staff Position, or FSP, FAS 157-4, “Determining Whether a Market Is Not Active and a Transaction Is Not Distressed,” or FSP FAS 157-4.  This pronouncement provides guidelines for making fair value measurements more consistent, additional guidance in determining whether a market is active or inactive and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial) and will require enhanced disclosures.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  We are currently determining the effect, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”  This FSP amends FASB 107, “Disclosures about Fair Value of Financial Instruments,” to require an entity to provide disclosures about fair value of financial instruments in interim financial information.  This FSP also amends Accounting Principles Board, or APB, Opinion 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information for interim reporting periods.  In addition, an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of position, as required by Statement 107.  FSP FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 30, 2009.  We are currently evaluating the potential impact of adopting FSP FAS 107-1 and APB 28-1.

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In October 2008, the FASB issued FSP, 157-3, “Determining the Fair Value of a Financial Asset in a Market that is Not Active.”  FSP 157-3 clarifies the application of  SFAS 157 “Fair Value Measurements,” in an inactive market.  The provisions of FSP 157-3 are effective immediately and adoption had no impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles,” referred to as GAAP.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  This statement will be effective 60 days following the approval by the Securities and Exchange Commission, or SEC, of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards.  We do not expect the adoption of SFAS 162 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.”  FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension of assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.”  FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and GAAP standards.  FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008.  We are currently evaluating the potential impact of adopting FSP FAS 142-3.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations.”  This Statement replaces SFAS 141 but retains its fundamental requirement that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations made by us on or after January 1, 2009.  While we have not yet evaluated the impact, if any, that SFAS 141(R) will have on our consolidated financial statements, we will be required to expense costs related to any acquisitions after January 1, 2009.  However, no further acquisitions are allowed under the Partnership Agreement.

In September 2006, the FASB issued SFAS 157 which provides guidance on measuring the fair value of assets and liabilities.  SFAS 157 will apply to other accounting pronouncements that require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances.  This standard will also require additional disclosures in both annual and quarterly reports.  SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007.  In November 2007, the FASB announced that it would defer the effective date of SFAS 157 for one year for all non financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  There was no effect on the consolidated financial statements as a result of the adoption of SFAS 157.

ITEM 3.                      PROPERTIES

See Item 2 – “Financial Information – Overview.”

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ITEM 4.                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of our limited partnership interests owned by beneficial owners of 5% or more of our limited partnership interests as well as the beneficial ownership of our General Partner as of April 30, 2009.  Under the terms of the Partnership Agreement, our affairs are managed by our General Partner.  We do not have any officers or directors.  This information is reported in accordance with the beneficial ownership rules of the SEC under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days

Total of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of Class
Units of limited partnership interest	Resource Capital Partners, Inc. One Crescent Drive, Suite 203 Navy Yard Corporate Center Philadelphia, PA 19112	204,678	5.5%

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

As a limited partnership, we do not have any officers, directors or employees.  Rather, our general partner manages our activities and supervises our Real Estate Investments using its affiliates.  Officers of our General Partner and its affiliates may spend a substantial amount of time managing its business and affairs and may face a conflict regarding the allocation of their time between our business and affairs and their other business interests.

Directors and Executive Officers of Our General Partner

The following table sets forth information with respect to the executive officers, directors and key personnel of our General Partner:

NAME	AGE	POSITION OR OFFICE
Jonathan Z. Cohen	38	Director
Alan F. Feldman	45	Director and Senior Vice President
David E. Bloom	44	Director and Senior Vice President
Kevin M. Finkel	35	President
Steven R. Saltzman	45	Vice President of Finance
Darshan V. Patel	37	Chief Legal Officer and Secretary

Jonathan Z. Cohen, a Director since 2002.  Mr. Cohen also serves as Chairman and a Director of Resource Real Estate Management since 2005 and as Chief Executive Officer, President and a Director of Resource Capital Corp. since its formation in 2005.  Mr. Cohen has been President since 2003 and Chief Executive Officer since 2004 of Resource America and also serves as Chairman and a Director of Resource Financial Institutions Group, Inc. since 2005.  Mr. Cohen was Executive Vice President of Resource America from 2001 to 2003, Senior Vice President from 1999 to 2001 and Chief Operating Officer from 2002 to 2004.  Mr. Cohen has been Vice Chairman of the Managing Board of Atlas Pipeline Partners GP since its formation in 1999, Vice Chairman of Atlas America, Inc. since 2000 Vice Chairman of Atlas Energy Resources since 2006 and Vice Chairman of Atlas Pipeline Partners GP, LLC since 2006.  Mr. Cohen was the Vice Chairman of RAIT Investment Trust, (now RAIT Financial Trust) a publicly-traded (NYSE: RAS) REIT, from 2003 to 2006, and Secretary, trustee and a member of RAIT’s investment committee from 1997 to 2006.  Mr. Cohen received his Bachelor of Arts degree from the University of Pennsylvania, and his Juris Doctor degree from American University’s Washington College of Law.

Alan F. Feldman, a Director and Senior Vice President since 2004.  Mr. Feldman also serves as Chief Executive Officer of Resource Real Estate since 2004, President and a Director of Resource Real Estate Management since 2005 and a Senior Vice President of Resource America since 2002.  Mr. Feldman was President of Resource Properties from 2002 to 2005.  From 1998 to 2002, Mr. Feldman was a Vice President at Lazard Freres & Co., an investment banking firm, specializing in real estate mergers and acquisitions, asset and portfolio sales and recapitalization.  From 1992 through 1998 Mr. Feldman was an Executive Vice President of the Pennsylvania Real Estate Investment Trust and its predecessor, The Rubin Organization, where he was responsible for the firm’s 20 million square feet of managed retail properties.  From 1990 to 1992 Mr. Feldman was a Director at Strouse, Greenberg & Co., a regional full service real estate company.  From 1986 through 1988, Mr. Feldman was an engineer at Squibb Corporation.  Mr. Feldman received a Bachelor of Science degree and Master of Science degree from Tufts University, and a Master of Business Administration, Real Estate and Finance concentration degree from The Wharton School, University of Pennsylvania.  Mr. Feldman devotes approximately 50% of his professional time to the General Partner.

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David E. Bloom, a Director since 2002, President from 2002 to 2006 and Senior Vice President since 2006.  Mr. Bloom also serves as Senior Vice President − Real Estate Investments of Resource Capital Corp. since 2005, President and a Director of Resource Real Estate since 2004, and as Senior Vice President of Resource America, a position he has held since September, 2001.  Mr. Bloom joined Resource America from Colony Capital, LLC, a Los Angeles-based real estate fund, where he was a Senior Vice President as well as a Principal of Colony Capital Asia Pacific from 1999 to 2001.  While at Colony, Mr. Bloom was responsible for the identification, evaluation and consummation of new investments, and he actively participated in the firm’s equity and debt raising efforts.  From 1998 to 1999 Mr. Bloom was a Director at Sonnenblick-Goldman Company, a New York based real estate investment bank.  From 1992 to 1998, Mr. Bloom practiced law in the real estate and corporate departments of Wilkie Farr & Gallagher in New York and Drinker Biddle & Reath in Philadelphia.  Prior to practicing law, Mr. Bloom began his real estate career in 1987 as an Acquisitions and Development Associate with Strouse, Greenberg & Company, a regional full-service real estate company.  Mr. Bloom received a Bachelor of Arts degree in American Public Policy from Ursinus College and a Juris Doctor degree from Rutgers University School of Law.  Mr. Bloom devotes approximately 25% of his professional time to the General Partner.

Kevin M. Finkel, President since 2006 and Senior Vice President from 2003 to 2006.  Mr. Finkel also serves as Executive Vice President since 2007 and Director of Acquisitions since 2004 of Resource Real Estate.  Mr. Finkel joined Resource America in 2002, and has been a Vice President of Resource America since 2006.  Prior to joining Resource Capital, Mr. Finkel was an Associate at Lehman Brothers.  Prior to working at Lehman Brothers, Mr. Finkel was an investment banker at Barclays Capital and Deutsche Bank Securities.  Mr. Finkel received a Bachelor of Arts degree with honors in Economics from the University of Pennsylvania, and a Master of Business Administration degree from the UCLA Anderson School of Management.  Mr. Finkel devotes approximately 75% of his professional time to the General Partner.

Steven R. Saltzman, Vice President of Finance since August 2003.  Mr. Saltzman also serves as Vice President and Controller of Resource Real Estate since 2004 and Vice President of Finance of Resource Real Estate Management since 2006.  From 1999 to 2003, Mr. Saltzman was Controller at WP Realty, Inc., a regional developer and property manager specializing in community shopping centers.  Mr. Saltzman began his real estate career in 1988 as a Property Controller at The Rubin Organization, a predecessor to the Pennsylvania Real Estate Investment Trust.  Mr. Saltzman began his professional career at Price Waterhouse from 1985 to 1988.  Mr. Saltzman earned a Bachelor of Science degree from The Wharton School, University of Pennsylvania.  Mr. Saltzman is both a Certified Public Accountant and a Certified Management Accountant.  Mr. Saltzman devotes approximately 50% of his professional time to the General Partner.

Darshan V. Patel, Chief Legal Officer and Secretary since 2002.  Mr. Patel also is Vice President of Resource America since 2005, Chief Legal Officer and Associate General Counsel for Resource America since 2001.  From 1998 to 2001, Mr. Patel was associated with the law firm of Berman, Paley, Goldstein & Kannry practicing commercial litigation and real estate.  From 1996 to 1998, Mr. Patel was associated with the law firm of Glynn & Associates practicing litigation and real estate.  Mr. Patel received a Bachelor of Arts degree from Boston University.  He also received a Juris Doctor degree from American University's Washington College of Law.  Mr. Patel devotes approximately 50% of his professional time to the General Partner.

ITEM 6.                      EXECUTIVE COMPENSATION

We have no directors or officers and we do not directly employ any persons to manage or operate our business.  Our affairs are managed by our General Partner and its affiliates.  As compensation for its services, we pay our General Partner various fees as set forth in Item 7.

ITEM 7.                      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND
    DIRECTOR INDEPENDENCE

We pay our General Partner and its affiliates the following fees for their services:

Reimbursement of Acquisition Expenses and Other Expenses

We will reimburse our General Partner and its affiliates for expenses incurred by them in connection with their duties to us.  For example, our General Partner may be reimbursed for the cost of goods and services used for or by us and obtained by our General Partner or its affiliates from non-affiliates.  These reimbursements include acquisition expenses related to Real Estate Investments, provided that the Real Estate Investments are acquired by us, and include such acquisition expenses as:

•	real estate commissions paid to non-affiliated third-parties; and

•	travel expenses incurred by our General Partner or its affiliates in evaluating Real Estate Investments we acquire.

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Also, our General Partner may be reimbursed for certain administrative expenses that it incurs for our prudent operation if the reimbursement does not exceed the lesser of:

•	its actual cost; or

•	the amount we would be required to pay to non-affiliates for comparable administrative services in the same geographic location.

Allowance for Organization Expenses

The General Partner or its affiliates received a nonaccountable organization expense allowance for organization expenses of the Offering in an amount equal to 2.5% of the gross offering proceeds.  This allowance was used for our:

•	legal and accounting fees associated with qualification and sale of units under federal and state law;

•	printing expenses for the offering materials;

•	state securities filing and qualification fees for the offer and sale of the units;

•	financial, advisory, marketing, structuring and overhead expenses incurred by the General Partner in organizing us and preparing for the offering; and

•	similar fees and expenses.

To the extent the actual amount of organization expenses exceeds the organization expense allowance, the excess costs will be paid by the General Partner and will not be reimbursed or paid by us or included in the General Partner’s capital contribution to us.  To the extent that the actual amount of organization expenses is less than the Organization Expense Allowance, the excess will be additional compensation to the General Partner for its services in organizing us.  For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $618,096 and $270,426, respectively, in organization expense allowance and the period ended December 31, 2007.

Property Acquisition Fee

We pay our General Partner or its affiliates a property acquisition fee equal to 1.75% of the purchase price of our Properties.  This fee is for our General Partner’s services in:

•	identifying investment opportunities in Properties;

•	the financial analysis of the Properties;

•	structuring the transaction for the acquisition of the Properties; and

•	due diligence examinations of the Properties and the respective markets where the Properties are situated.

We do not pay property acquisition fees for Real Estate Debt Investments.  For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $750,153 and $458,346, respectively, in property acquisition fees.

‘Purchase price’ generally means the price paid for the purchase of a Real Estate Investment, excluding acquisition expenses.  With respect to the Properties, but not the Real Estate Debt Investments, the purchase price also includes the amount of any reserves that we establish when the Property is acquired for future capital expenditures related to capital improvements or replacements to the Property, the fees with respect to any related financing and all liens and encumbrances on the Property, and defeasance fees.

Property Financing Fee

We pay our General Partner or its affiliates a property financing fee equal to 1.75% of the face amount of any financing that we obtain or assume that is included in the purchase price for our interest in the Properties.  We do not pay property financing fees for Real Estate Debt Investments.  This fee is for our General Partner’s or its affiliates’ services in obtaining the financing and negotiating the terms.  For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $473,795 and $318,500, respectively, in property financing fees.

Real Estate Debt Origination Fee

We pay our General Partner or its affiliates a real estate debt origination fee equal to 5% of the purchase price of the Real Estate Debt Investments.  This fee is for our General Partner’s services in:

•	identifying investment opportunities in Real Estate Debt Investments;

•	the financial analysis of the Real Estate Debt Investments;

•	structuring the transaction for the acquisition of the Real Estate Debt Investments; and

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•	due diligence examinations of the Properties securing, directly or indirectly, the Real Estate Debt Investments and the respective markets where the Properties are situated.

For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $0 and $122,464 in real estate debt origination fees, respectively.

Real Estate Management Fees

We pay Resource Real Estate Management, an affiliate of our General Partner, a monthly real estate management fee in an amount equal to 5% of our gross cash receipts from the operation of our Properties.  This fee is for Resource Real Estate Management’s services in managing the Properties or obtaining and supervising subcontractor Property managers, which may be affiliates of Resource Real Estate Management or independent third-parties.  Resource Real Estate Management is permitted to manage the Properties through a property management affiliate or subcontract the management of the Properties out to unaffiliated third-party subcontractors.  If Resource Real Estate Management subcontracts the management of the Properties, then it will pay all management fees payable to the subcontractor managers of our Properties.  For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $349,787 and $4,476, respectively, in real estate property management fees.

Real Estate Debt Management Fees

We also pay Resource Real Estate Management a monthly real estate management fee equal to 0.167% (2% per annum) of the gross offering proceeds that have been, and continue to be, deployed in Real Estate Debt Investments.  This fee is for Resource Real Estate Management’s services in monitoring the performance of our Real Estate Debt Investments, including:

•	the collection of amounts owed to us;

•
reviewing on an as-needed basis the underlying multifamily residential rental properties serving, directly or indirectly, as collateral for the Real Estate Debt Investments and the owners of those properties, and the markets in general, to identify any potential problem loans; and

•	determining whether or when to sell a Real Estate Debt Investment.

We pay Resource Real Estate Management or its affiliates the real estate management fees for our Real Estate Investments from our operating revenues and our General Partner may, in its discretion, from time to time defer payment of all or any portion of such fees related to our Real Estate Investments, and accrue the same, if it deems our operating revenues are insufficient to pay such fees and still satisfy our investment objectives.  We will pay any deferred fees to Resource Real Estate Management when our General Partner deems our operating revenues are sufficient to make such payment.

For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $29,440 and $3,480, respectively, in real estate debt management fees.

Investment Management Fees

We pay our General Partner or its affiliates an annual investment management fee payable from our revenues in an amount equal to 1% of the gross offering proceeds from the offering that have been, and continue to be, deployed in Real Estate Investments.  The investment management fee is for our General Partner’s professional services rendered in our administration, including, but not limited to, the preparation and distribution of our required quarterly and annual reports to our limited partners.  Since the annual investment management fee is for our General Partner’s professional services, it is in addition to the reimbursements we pay our General Partner for certain administrative expenses that it and its affiliates incur on our behalf as described below in “– Reimbursement of Administrative Expenses and Direct Costs.”  Up to 100% of our General Partner’s annual investment management fee is subordinated to our limited partners’ receipt of their Preferred Return.  Our General Partner is entitled at any time to an additional share of our cash distributions to recoup any investment management fees or distributions that were previously subordinated to the extent that our cash distributions to our limited partners exceeded their Preferred Return.  For the year ended December 31, 2008 and the period ended December 31, 2007, our General Partner earned $305,333 and $2,400, respectively, in investment management fees.

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Reimbursement of Administrative Expenses and Direct Costs

We pay all of the expenses that we incur, including acquisition expenses, which are separately charged to us rather than to our General Partner or its affiliates, and are approved by our General Partner.  In addition, except as otherwise expressly provided in the Partnership Agreement, expenses incurred by our General Partner and its affiliates in performing their duties under the Partnership Agreement will not be included in the fees we pay to our General Partner and its affiliates, but will be charged for reimbursement separately to us by our General Partner or its affiliates performing those duties.  These reimbursable expenses include:

•	actual direct costs of goods and services obtained by our General Partner or its affiliates from independent third-parties that are used for, or by, us, including acquisition expenses; and

•
expenses of administrative services provided by our General Partner or its affiliates, including acquisition expenses and out-of-pocket expenses, allocated expenses, and personnel expenses (other than personnel expenses allocated to controlling persons of our General Partner or its affiliates) incurred in connection with the management of our Real Estate Investments, provided that the reimbursement may not exceed the lesser of:

-	its or their actual cost for those administrative services; or

-	the amount we would be required to pay to third-parties for comparable administrative services in the same geographic location.

The reimbursement of expenses is subject to the following limitations:

•
no reimbursement may be made for those administrative services if our General Partner or any affiliate is entitled to compensation from us in the form of a separate fee or reimbursement for those administrative services; and

•
our General Partner and its affiliates will not be reimbursed by us for amounts expended by them with respect to their rent, personnel, depreciation, utilities, capital equipment, or similar overhead or administrative items which relate primarily to the activities of our General Partner or its affiliates, rather than our activities.

Therefore, items that may be reimbursed to our General Partner and its affiliates include expenses for telephone, postage, travel, meals and lodging and similar expense items incurred in performing their duties.  For the year ended December 31, 2008 and the period ended December 31, 2007, we paid our General Partner $77,873 and $72,642, respectively, for reimbursement of expenses and direct costs.

Property Financing Fee for Refinancing a Property

We pay our General Partner or its affiliates a property financing fee equal to 0.5% of the face amount of any refinancing we obtain for our interest in Properties.  This fee is for our General Partner’s or its affiliates’ services in obtaining the financing and negotiating its terms.  The property financing fee for refinancing will not be paid for Real Estate Debt Investments.  There were no refinancing on the Properties during the year ended December 31, 2008 and the period ended December 31, 2007, therefore no fees were paid.

Other Compensation

We may borrow funds from our General Partner and its affiliates, which will result in compensation to our General Partner or its affiliate that provides the loan.  However, the rate of interest and other amounts they charge us for the loan may not exceed those that would be charged by unrelated lenders on comparable loans for the same purpose in the same geographic area.

Cash Distributions to our General Partner

Our General Partner will receive 20% distributions as follows:

•	distributable cash from operations, which is subordinated to the receipt by our limited partners of the Preferred Return on their respective adjusted capital contribution;

•	distributable cash from capital transactions, which is subordinated to the receipt by our limited partners of the Preferred Return on their respective adjusted capital contribution; and

•	any cash distributions to the partners upon our liquidation.

Cash distributions from our operations will be first paid to our limited partners until they have received distributions totaling their Preferred Return and thereafter, 80% to our limited partners and 20% to our General Partner.

Cash distributions from our capital transactions which include cash we receive from the sale or refinancing of a Property or the sale or repayment of full or all outstanding principal and interest due and owing to us on a Real Estate Debt Investment is distributed in the following order:

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•	first, 100% to our limited partners until they receive distributions totaling their Preferred Return;

•	second, 100% to our limited partners until their respective adjusted capital contribution has been reduced to zero; and

•	thereafter, 80% to our limited partners and 20% to our General Partner.

When we dissolve and liquidate, we will distribute the liquidation proceeds in the following order of priority:

•	first, to the payment of our creditors in the order of priority provided by law, except obligations to partners or their affiliates;

•	next, to establish any reserve that our General Partner (or any other person effecting the winding up) determines is reasonably necessary for any contingent or unforeseen liability or obligation;

•
next, to the payment of all unpaid fees (other than our General Partner’s right to reimbursement of any previous subordination distributions to our limited partners) and other obligations owed by us to our General Partner and its affiliates (other than expense reimbursements), such as loans to us, in proportion to, and to the extent of, the unpaid fees, advances and other obligations to our General Partner and its affiliates under the Partnership Agreement;

•
next, to the payment of all expense reimbursements (other than our General Partner’s right to reimbursement of any previous subordination distributions to our limited partners) to which our General Partner or its affiliates may be entitled under the Partnership Agreement;

•	next, to the partners in proportion to, and to the extent of, the positive balances of their capital accounts;

•	next, 100% to our limited partners until they have received their respective Preferred Return;

•	next, to our General Partner as reimbursement for any previous subordination distributions to our limited partners, if any; and

•	thereafter, 80% to our limited partners and 20% to our General Partner.

Our General Partner is subject to various conflicts of interest and since our General Partner controls our management, these conflicts will not be resolved through arms-length negotiations.  However, some provisions of the Partnership Agreement are designed to protect our limited partners’ interests in conflict of interest matters, such as provisions which:

•	limit the actions our General Partner and its affiliates may take in managing us and our Real Estate Investments;

•	limit the compensation and fees payable to them; and

•	limit the expenses for which they will receive reimbursement.

Notwithstanding, the Partnership Agreement does not directly address every potential conflict of interest that may arise.  In those matters, our General Partner must exercise its judgment consistent with its fiduciary duties and there are no established conflict of interest resolution standards or procedures.  Therefore, these conflicts may be resolved in the best interest of our General Partner.  Some of these potential conflicts are discussed below.

In addition, our General Partner depends on its indirect parent company, Resource America, for management and administrative functions and financing for capital expenditures.  Neither the Partnership Agreement nor any other agreement requires Resource America to pursue a future business strategy that favors us.  Resource America’s directors and officers have a fiduciary duty to make decisions in the best interests of the stockholders of Resource America.  Because our General Partner is allowed to take into account the interests of other parties such as Resource America in resolving its conflicts of interest, this has the effect of limiting our limited partners’ ability to take action against our General Partner and its affiliates.

The Compensation Payable to our General Partner and its Affiliates Is Not the Result of Arms’ Length Negotiations

Our General Partner and its affiliates receive compensation in connection with our operation and liquidation as described above.  Although our General Partner believes that the compensation is reasonable, the compensation was not determined by arm’s length negotiation.

Monitoring Compliance With Agreements By Affiliates

Our General Partner must monitor and enforce the compliance of its affiliate, Resource Real Estate Management, in the management of our Real Estate Investments under the real estate management agreement and its own compliance with the Partnership Agreement.

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Our General Partner and its Affiliates Engage in Activities That May Compete With Our Activities

Our General Partner and its affiliates are not prohibited from investing in, acquiring, operating or selling Real Estate Investments, including multifamily residential rental properties or interests in debt instruments secured, directly or indirectly, by such Properties, either on their own behalf or on behalf of private or public partnerships or other entities that they, or others, including their affiliates, have formed or may form in the future.  Our General Partner and its affiliates also may own, control and/or manage Real Estate Investments, including Properties or interests in debt instruments secured, directly or indirectly, by such Properties, in which we have no interest and in the same general areas where we acquire our Real Estate Investments.

Accordingly, our Real Estate Investments may compete for tenants with those owned by our General Partner or its affiliates, including their affiliated investment programs.  Also, Real Estate Investments owned or controlled by our General Partner or its affiliates, or which secure debt investments owned by our General Partner or its affiliates in which we have no interest, may be enhanced by our purchase of a Real Estate Investment in the same general area.  Our General Partner also may be subject to conflicts of interest with respect to recommendations to our limited partners to sell a Real Estate Investment if it or its affiliates own other Real Estate Investments in the same area or which secure debt investments owned by our General Partner or its affiliates that they also want to sell.  In this regard, Resource Capital Corp., or RCC, is a publicly-traded real estate specialty finance company that qualifies as a real estate investment trust, REIT, for federal income tax purposes.  RCC is externally managed by Resource Capital Manager, Inc., an affiliate of our General Partner.  Since RCC’s targeted investments include, but are not limited to, B notes and mezzanine debt, which may be secured, directly or indirectly, by multifamily residential rental properties, RCC may compete with us with respect to our Real Estate Debt Investments.

Our General Partner and its affiliates have the right to acquire for their own accounts, or to recommend to programs or entities that they or others have formed for that or other purposes, any particular investment opportunity.  However, the Partnership Agreement establishes a policy and procedures under which our General Partner must allocate certain real estate opportunities among us and its other affiliates as summarized below.

With respect to those real estate investment opportunities that may be available to us, as well as to each affiliated program for which our General Partner or an affiliate also acts as general partner or otherwise manages, each of those programs, including us, has the right to make a pro rata investment in those investment opportunities in proportion to the amount of capital available to each specific fund for investment.  We do not have any priority rights over any of these other programs with respect to these investment opportunities.  For portfolio diversity, cash flow or other reasons, our General Partner may determine that it is in our best interest to invest less than our pro rata share in the investment, in which case the other funds or entities will have the pro rata right to invest the resulting shortfall.

Actions Taken by our General Partner May Affect the Amount of Cash Available for Distribution to Our Limited Partners and the Compensation of Our General Partner

The amount of cash we have available for distribution to our limited partners is affected by our General Partner’s decisions regarding various matters, including:

•
whether our General Partner will, in its discretion, defer and accrue any portion or all of the Real Estate Management Fees payable by us to Resource Real Estate Management or its affiliates with respect to our Properties under the circumstances described above;

•	the amount and timing of our Real Estate Investment purchases and sales;

•	the amount and timing of our cash expenditures;

•	the amount and terms of financing we obtain with respect to our Properties; and

•
the creation, reduction or increase of our reserves, including possible reserves for future capital expenditures for capital improvements or replacements related to the Properties that will be included in the purchase price of the Properties and, thus, increase certain fees payable to our General Partner.

Under applicable state limited partnership laws, our General Partner will be liable for our obligations to the extent that they exceed our assets.  As a result, our General Partner has the right to cause us to establish and maintain reserves (which are in addition to any capital reserves related to our Properties) in the amounts our General Partner believes are necessary to meet our obligations and contingent liabilities.  Because our General Partner may be exposed to liability to our creditors if our reserves are insufficient to pay our obligations and contingent liabilities, our General Partner may have a conflict of interest in allocating our cash flow between distributions to our limited partners and establishing reserves.  To the extent that our General Partner increases the amount of our cash reserves, the amount of cash available for distributions to our limited partners will be deferred and may decrease.

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The Fund May Engage in Transactions with the General Partner and Its Affiliates

As described above, we enter into transactions with our General Partner and its affiliates.  Also, our General Partner currently relies on contributions from its indirect parent company, Resource America, to meet its ongoing obligations.  In addition, under the Partnership Agreement, when our General Partner or any affiliate provides us with goods or services that are not otherwise provided for in the Partnership Agreement, which is not anticipated by the General Partner, their fees must be competitive with the fees charged by unaffiliated third-parties in the same geographic area engaged in similar businesses.

Although no loans may be made by us to our General Partner or its affiliates, our General Partner and its affiliates may loan or advance funds to us, which are not anticipated by our General Partner, provided that the rate of interest and other amounts that would be charged to us (without reference to the loaning General Partner’s or affiliate’s financial abilities or guarantees) do not exceed those that would be charged by unrelated lending institutions on a comparable loan for the same purpose in the same geographic area and the other terms of the loan are no less favorable to us than those that could be obtained from those unrelated lending institutions.

During the year ended December 31, 2008, R-6 borrowed $6.5 million from RCP to facilitate the purchase of two properties.  The note bore interest at the prime rate and was paid in full April 2008.  R-6 incurred interest expense of $49,833 while the note was outstanding.

Additionally, if our General Partner or any of its affiliates purchases a Real Estate Investment in its own name and with its own funds in order to facilitate the ultimate purchase of the Real Estate Investment by us, our General Partner or the affiliate, as the case may be, will be deemed to have made a loan to us in the amount of the purchase price and will be entitled to receive interest on that amount as set forth above.

We Have not Retained Separate Counsel or Other Professionals

The legal counsel that represents our General Partner also represents us.  None of the agreements and arrangements between us and our General Partner and its affiliates were negotiated on an arm’s length basis.

The attorneys, accountants and other experts who perform services for us also perform services for our General Partner, its affiliates and other partnerships or ventures that our General Partner or its affiliates may sponsor.  However, should a dispute arise between us and our General Partner, we will retain separate legal counsel to represent us in the matter.  Also, if counsel advises our General Partner that counsel reasonably believes its representation of us will be adversely affected by its responsibilities to our General Partner, then our General Partner will cause our investors to retain separate counsel.

We Must Reimburse our General Partner and its Affiliates for Expenses

We must reimburse our General Partner and its affiliates for certain costs incurred by them on our behalf.  Our General Partner will determine the amount of reimbursable expenses subject to limitations set forth in the Partnership Agreement.

We Do Not Have Any Employees and Will Rely on the Employees of our General Partner and its Affiliates

We do not have any officers or employees and will rely solely on officers and employees of our General Partner and its affiliates for our management and our Real Estate Investments.  Our General Partner and its affiliates also will conduct business activities of their own in which we will have no economic interest.

Employees of our General Partner and its affiliates who provide services to us are not required to work full-time on our affairs.  These employees will devote significant time to the affairs of our General Partner and its affiliates and will be compensated by our General Partner and its affiliates for the services rendered to them.  Therefore, there may be significant conflicts between us and our General Partner and its affiliates regarding the availability of those employees to manage us and our Real Estate Investments.

Our General Partner Invested in us as a Limited Partner

Our General Partner has purchased units as a limited partner in an amount equal to 5% of our gross offering proceeds.  The subscription price of the General Partner and its affiliates units will be reduced by 10%.  Even though they pay a reduced price for their units, they will generally share in our income, losses and cash distributions on the same basis as the other limited partners, and they will generally have the same voting rights.  This will dilute the voting rights of our limited partners and there may be a conflict with respect to certain matters.  However, units owned by our General Partner and its affiliates will be excluded from any vote on removing our General Partner as our general partner.  Also, their rate of return on their investment in us will be greater than the rate of return received by our limited partners who paid the full subscription price of $10.00 per unit in the Private Placement, because of the discounted subscription price our General Partner and its affiliates will pay for their units.

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Conflicts Regarding Redemption of Units.

Limited partners may present their units to us for redemption at any time. This creates the following conflicts of interest between us and our limited partners:

•
We have no obligation to redeem the units at any time, and we may decline to redeem the units for any reason. For example, if our General Partner determines that we do not have the necessary cash flow, taking into account future distributions to our other limited partners, investments, and foreseeable operating expenses, we may decline the redemption request. In addition, our General Partner may not approve the redemption of units if it concludes that the redemption might cause our total unit transfers in the year, subject to certain exceptions, to exceed 2% of our total capital or profits interests. All of these determinations are subjective and will be made in our General Partner’s sole discretion.

•
We will also determine the redemption price based on provisions set forth in the Partnership Agreement. To the extent the formula for arriving at the redemption price has any subjective determinations, they will fall within the sole discretion of our General Partner.

If we lack the requisite liquidity to redeem the units, our General Partner, in its sole discretion, may purchase the units on generally the same terms as we would have redeemed the units.

Because we are not listed on any national securities exchange or inter-dealer quotation system, we have elected to use the NASDAQ National Stock Market’s definition of “independent director” in evaluating whether any of our General Partner’s directors are independent.  Under this definition, the board of directors of our General Partner has determined that our General Partner does not have any independent directors, nor are we required to have any.

ITEM 8.                      LEGAL PROCEEDINGS

We are not subject to any pending material legal proceedings.

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ITEM 9.	MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our limited partner units are not publicly traded.  There is no market for our limited partner units and it is unlikely that any will develop.  The following table shows the number of equity security holders:

Title of Class	Number of Partners as of December 31, 2008
Limited Partner unit holders	583
General Partner interest	1

Total distributions paid to limited partners for the year ended December 31, 2008 was $1.5 million.  There were no distributions paid to limited partners for the period ended December 31, 2007.

ITEM 10.               RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding securities we have issued within the past three years.

        From October 1, 2007 (commencement of the initial offering period) through May 19, 2008, we sold limited partnership interests at $10 per unit.  We sold an aggregate of 3,583,367 units for a total of $36.8 million.The following table shows the use of proceeds from the Offering through December 31, 2008 (in thousands):

Offering proceeds	$36,843

Expenses:
Sales commissions (1)	2,371
Underwriting fees (1)	699
Reimbursement of due diligence expenses	349
Organization and offering expenses (2)	889
Offering expenses	4,308

Net offering proceeds	32,535
Reserves	(1,104)
Total proceeds available for investment	$31,431
Use of proceeds for investment:
Total purchase price of properties and Real Estate Debt Investments	$76,204
Total leverage	$45,274

Property acquisition fees	$1,208
Property financing fees	$792
Real estate debt origination fees	$122
Working capital reserves	$387

(1)	Paid to an affiliate of our General Partner which was then remitted to third parties.

(2)	Paid to our General Partner.

Chadwick Securities, Inc., an affiliate of our General Partner, served as a dealer-manager and offered our limited partnership interests on a “best efforts” basis.  We also offered our limited partnership interests through a small number of other selected registered broker-dealers who were members of the National Association of Securities Dealers, Inc., and currently members of the Financial Industry Regulatory Authority.  Our limited partnership interests were sold to persons and entities that were accredited investors as that term is defined in Rule 501(a) of Regulation D.

The aggregate proceeds of securities sold during the above mentioned period was $36.8 million, of which $1.8 million was from units sold to our General Partner.  All of our securities were sold for cash consideration.  Our General Partner undertook to purchase units as a limited partner in an amount equal to 5% of the gross offering proceeds from the Private Placement except that it did not pay the dealer-manager fee, sales commission, marketing expense fee or due diligence fee to Chadwick Securities.  Chadwick Securities received the following fees on each unit it sold:

•	a 2% dealer-manager fee;

•	a 7% sales commission;

•	a 0.5% nonaccountable marketing expense fee, which was reduced by the amount of any marketing expenses we reimbursed our General Partner; and

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•	a 0.5% nonaccountable due diligence fee, which was reduced by the amount of any due diligence expenses we reimbursed our General Partner.

Our General Partner also used the services of wholesalers who were registered through Chadwick Securities and employed and compensated by it or its affiliates.  All of the 2% dealer-manager fee was reallowed to wholesalers who were associated with our General Partner and registered through Chadwick Securities for subscriptions obtained through their efforts, or to the selling agents.

We reimbursed our General Partner for marketing expenses it incurred or paid up to the amount of the nonaccountable marketing expense fee we paid to Chadwick Securities and the due diligence expenses that our General Partner incurred up to the amount of the nonaccountable due diligence fee we paid to Chadwick Securities.  We also paid our General Partner an organizational expense allowance for the organizational expenses of the Private Placement in an amount equal to 2.5% of the gross offering proceeds of the Private Placement, as discussed in Item 7, Certain Relationships and Related Transactions, and Director Independence.

Our securities were offered and sold without means of general solicitation.  The offering was made through selected broker-dealers who directed offers only to persons known or reasonably believed to be accredited investors.  We provided all investors with a private placement memorandum prior to their purchase of the units.  In making our offering of securities, we relied upon the exemptions from registration under the 1933 Act contained in Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

ITEM 11.               DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are registering units representing our limited partnership interests which were privately offered.  The units may not be transferred without the consent of our General Partner, which it may withhold in its sole discretion.  Additionally, limited partners must pay our reasonable costs in connection with the transfer.  No transfer, sale, assignment or exchange will be permitted if it will jeopardize our status as a partnership for tax purposes or result in any other material adverse tax consequences resulting to us or our partners.

A limited partner may request us to redeem some or all of its units.  If our General Partner determines in its sole discretion to permit such redemption, the redemption price will depend on when the units are presented for redemption.  If the units are presented for redemption during our operating period, the redemption price for one unit will equal the initial investment amount the limited partner paid for one unit, less all distributions from us on account of one unit before the redemption and less all organization and offering expenses we charged to it on account of one unit, if any.  If the units are presented for redemption during our liquidation period, the redemption price for one unit will equal the equity for one unit as set forth on our latest balance sheet before the redemption request, which may be unaudited, less 100% of any distributions we made to the limited partner on account of one unit since the date of the balance sheet.  However, if the units of a deceased limited partner are presented for redemption at any time during our term, the redemption price for one unit will equal the initial investment amount the deceased limited partner paid for one unit, less all distributions we made to the deceased limited partner on account of one unit before the redemption, but without deduction for any organization and offering expenses charged to the deceased limited partner on account of one unit.

We have no obligation to redeem our units, and will do so only in our General Partner’s sole discretion.  In any calendar year, we will not redeem any units that, in the aggregate, together with all other transfers of units made to date during the calendar year, subject to certain exceptions, exceed 2% of our total capital or profits interests, or which our General Partner reasonably believes might exceed 2% of our total capital or profits interests, as of the last day of the calendar year.  This limitation is required so that we will not be treated as a publicly traded partnership for tax purposes.  If our General Partner believes that the 2% limitation may be reached before year-end, we may redeem only a portion, or none, of the units for which redemption is sought.

In addition, units may not be redeemed if the redemption would impair our capital or operations, which our General Partner will determine in its sole discretion.  Cash used to redeem units will reduce our cash available for making distributions to the remaining limited partners.  Also, if we receive requests to redeem more units than there are funds available to redeem, the General Partner expects to give priority first, to hardship redemptions (e.g. requests arising from death, major medical expense, family emergency, disability, a material loss of family income, etc.); second, to provide liquidity for IRAs or qualified plans to meet required distributions; and third, to all other redemption requests.

If we redeem all of a limited partner’s units, it will no longer be a limited partner but it will not be released from liability to the extent of any distributions made to it in violation of Delaware law, including any return of or on its investment.  Furthermore, the redemption of units may result in taxable income.  If we do not have sufficient liquidity to redeem the units, our General Partner may, in its sole discretion, purchase the limited partner’s units on generally the same terms as we would have redeemed such limited partner’s units.

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Summary of the Partnership Agreement

The following is a summary of the material terms and provisions of our Partnership Agreement, a copy of which is attached as an exhibit to this Registration Statement and is incorporated herein by this reference.  Each prospective investor should read the Partnership Agreement carefully before making any investment in us.  The following description is a summary only, is not intended to be complete and is qualified in its entirety to the Partnership Agreement itself.

General

We will terminate on July 30, 2015, unless we are sooner dissolved or terminated as provided in the Partnership Agreement.  Our General Partner from time to time, in its discretion, may extend our term up to two years, on 30 days’ notice to our limited partners.

Powers of the General Partner

Except as otherwise specifically provided in the Partnership Agreement, our General Partner will have complete and exclusive discretion in the management of our business.  Our limited partners are not permitted to participate in our management.  Except to the extent limited by Delaware law, our General Partner may delegate all or any of its duties under the Partnership Agreement to any person, including any of its affiliates.  The Partnership Agreement designates our General Partner as our tax matters partner to represent us and our limited partners, at our expense, in connection with all examinations of our affairs by tax authorities and any resulting administrative or judicial proceedings.

Certain Restrictions

Our General Partner is subject to the following restrictions in its conduct of our affairs:

•
We may not make any loans to our General Partner or any of its affiliates.  Our General Partner or any of its affiliates, however, may make loans to us, provided that the terms of those loans are no less favorable us than loans we could obtain from unrelated third-parties.

•
If our General Partner or any of its affiliates purchases a Property or Real Estate Debt Investment in its own name and with its own funds in order to facilitate our ultimate purchase, our General Partner or the affiliate, as the case may be, will be deemed to have made a loan to us in the amount of the purchase price of the Property or Real Estate Debt Investment and will be entitled to receive the purchase price and interest on that amount.

•	We may not acquire any Real Estate Investments in exchange for units.

•	We may enter into a “roll-up” transaction only on the affirmative vote or consent of our General Partner and limited partners holding a majority of the units.

•	Except as permitted by the Partnership Agreement, our General Partner may not enter into any agreements, contracts or arrangements on our behalf with itself or any of its affiliates.

•	Our General Partner may not use, or permit any person to use, our funds or assets in any manner except for our exclusive benefit.

Liability of our General Partner

Our General Partner is liable for all of our general obligations to the extent we do not pay them.  However, our General Partner will not have any personal liability for obligations that are nonrecourse to us or the repayment of the subscription funds contributed by our limited partners.

Limited Liability of Limited Partners

Our units are not assessable.  Our limited partners do not have personal liability for any of our obligations or liabilities.  Limited partners are only liable for our obligations or liabilities to the extent of their subscription funds and their pro rata share of our undistributed profits and other assets.  However, if a limited partner participates in the management or control of our affairs, the limited partner may be deemed to be acting as a general partner and lose any entitlement to limited liability against third-parties who reasonably believe, in doing business with us, that such limited partner is a general partner.  Additionally, Delaware law provides that limited partners may be liable to us for a distribution we make to such limited partners if, after giving effect to the distribution, our liabilities exceed the fair value of our assets.

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Voluntary Withdrawal

Our General Partner may not voluntarily withdraw as General Partner for any reason before the investment of 85% of our net offering proceeds from the Private Placement.  Upon investment of 85% of our net offering proceeds, our General Partner may voluntarily withdraw as General Partner by appointing a substitute General Partner, obtaining an opinion of counsel that such withdrawal will not cause our termination or materially and adversely affect our tax status and having the limited partners (including our General Partner and its affiliates to the extent of the limited partner units purchased by them) owning a majority of the units, on 60 days’ advance written notice, approve the substitute General Partner.

Removal of the General Partner

Limited partners owning a majority of the units, excluding units owned by the General Partner or its affiliates as limited partners, may remove our General Partner.

Consequences of Withdrawal or Removal

Upon withdrawal or removal of our General Partner, we must pay our withdrawn or removed General Partner the fair market value of its General Partner interest then held by it, plus or minus, as the case may be, the difference between accrued but unpaid fees, expense reimbursements or other amounts owed to our General Partner and amounts owed to us by our General Partner.  After its withdrawal or removal as our General Partner, the General Partner and its affiliates will continue to own their limited partner units, unless otherwise agreed to by the General Partner and the limited partners owning a majority of the units.

Liability of Withdrawn or Removed General Partner

A withdrawn or removed General Partner will remain liable for all obligations and liabilities incurred by it or by us while it was acting as our General Partner and for which it was liable as a General Partner.  However, the General Partner will be free of any obligation or liability arising from our activities after its withdrawal or removal becomes effective.

Voting Rights of Limited Partners

In general, matters presented to limited partners at a meeting may be approved by the affirmative vote of the limited partners holding a majority of the units present in person or by proxy, provided a quorum is present.  Actions taken by consent also require the consent of limited partners owning a majority of the units.

In addition, limited partners owning a majority of units may take action on the following matters:

•	an amendment of the Partnership Agreement, subject to certain limitations discussed below;

•	our dissolution;

•	the removal of our General Partner and the election of a substitute General Partner; and

•
subject to the General Partner’s right to sell substantially all of the Properties and Real Estate Debt Investments, the sale of all or substantially all of our assets, except in connection with financing transactions involving Properties or sales of Real Estate Investments in the ordinary course of liquidating our assets during the liquidation period.

To the extent our General Partner and its affiliates purchased units, they have the same voting rights as our limited partners, except for the right to vote on the removal of the General Partner.  If a limited partner dissents from any matter approved by the other limited partners (and which, when required, is consented to by our General Partner), such limited partner is nevertheless bound by the vote and does not have a right to appraisal or automatic repurchase of its units.

Limitations on Amendments by Limited Partners

Limited partners owning a majority of the units may not amend the Partnership Agreement so as to:

•
allow them to take part in the control or management of our business or otherwise subject them to liability as a general partner under the Delaware Act or under the laws of any other jurisdiction in which we may be qualified, own an interest in a Real Estate Investment, or do business;

•	alter the rights, powers, duties or obligations of our General Partner without the consent of our General Partner;

•	contract away the fiduciary duty owed under the Partnership Agreement or any applicable law to the limited partners by our General Partner;

•	except in connection with the offer and sale of the units, alter the interest of any partner in any item of income or loss or in distributions without the consent of each affected partner; or

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•	without the consent of all of the limited partners, amend the provisions of the Partnership Agreement relating to how the Partnership Agreement may be amended.

Amendment by the General Partner without the Consent of the Limited Partners

Our General Partner may, without the consent of the limited partners owning a majority of the units, amend the Partnership Agreement to:

•	add to the representations, duties or obligations of our General Partner or to surrender any right or power granted to our General Partner;

•	cure any ambiguity in, or correct or supplement any provision of, the Partnership Agreement;

•	preserve our status as a limited partnership for federal income tax purposes;

•	permit the units to fall within any exemption from the definition of “plan assets” contained in Section 2510.3-101 of Title 29 of the Code of Federal Regulations;

•
delete or add any provision that any regulatory body or official requires to be deleted or added, and amend the allocation provisions if advisable to comply with the Internal Revenue Code and the regulations thereunder to the minimum extent necessary and still effect, as nearly as possible, the original allocations provided in the Partnership Agreement; and

•	change our name or location of our principal office.

ITEM 12.                      INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.  Our partnership agreement provides that, in most circumstances, we will indemnify the General Partner and its affiliates, to the fullest extent permitted by law, from and against all losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them, or any of them, in connection with actions taken or not taken on behalf of us or within the scope of the General Partner’s authority, provided that:

•	the same were not the result of gross negligence or willful misconduct on the part of the General Partner, nor negligence or misconduct of its affiliates; and

•	the General Partner or its affiliates, in good faith, determined that the action or inaction giving rise thereto was in the best interests of the Partnership.

Any indemnification under these provisions will only be out of our assets.  Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification.  We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

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ITEM 13.                      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Resource Real Estate Investors 6, L.P.

We have audited the accompanying consolidated balance sheets of Resource Real Estate Investors 6, L.P. (a Delaware corporation) and subsidiaries (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the year ended December 31, 2008 and for the period from July 26, 2007 (inception) to December 31, 2007.  These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource Real Estate Investors 6, L.P. and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008 and for the period from July 26, 2007 (inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
April 30, 2009

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RESOURCE REAL ESTATE INVESTORS 6, L.P.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Rental property, at cost
Land	$7,430,382	$2,869,924
Buildings and improvements	55,649,970	20,417,119
Personal property	817,574	3,119
Construction in progress	540,310	−
	64,438,236	23,290,162
Accumulated depreciation and amortization	(3,593,657)	(39,897)
	60,844,579	23,250,265

Cash	8,226,467	1,459,638
Restricted cash	1,461,340	194,280
Tenant receivables, net	49,193	43,463
Insurance proceeds receivable	100,000	−
Contribution receivable	−	540,851
Loans held for investment, net	2,592,020	2,571,212
Prepaid expenses and other assets	216,188	40,870
Deferred financing costs, net	1,953,368	824,185
Deposits	−	547,390
	$75,443,155	$29,472,154
LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Mortgage notes payable	$45,274,000	$18,200,000
Accounts payable and accrued expenses	1,744,362	41,680
Accrued interest	201,818	−
Accounts payable – related parties	621,939	1,164,553
Prepaid rent	190,764	6,100
Security deposits	103,986	42,551
Total liabilities	48,136,869	19,454,884

Partners’ capital	27,306,286	10,017,270

Total liabilities and partners’ capital	$75,443,155	$29,472,154

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 6, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,	For the period from July 26, 2007 (inception) to December 31,
	2008	2007
Revenues:
Rental income	$7,099,308	$81,550
Interest income from loans held for investment	336,906	19,214
	7,436,214	100,764

Expenses:
Rental operating	4,056,680	25,888
Management fees – related party	711,480	10,356
General and administrative	501,065	22,854
Depreciation and amortization	3,553,760	39,898
Total expenses	8,822,985	98,996
(Loss) income before other (expense) income	(1,386,771)	1,768

Other (expense) income:
Interest expense	(2,454,141)	(27,301)
Interest income	119,333	2,565
Net loss	$(3,721,579)	$(22,968)

Weighted average number of limited partner units outstanding	3,024,201	443,013

Net loss per weighted average limited partner unit	$(1.23)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 6, L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008 AND
THE PERIOD FROM JULY 26, 2007 (INCEPTION) TO DECEMBER 31, 2007

	General	Limited Partners
	Partner	Units	Amounts		Total
Balance at July 26, 2007	$ −	−	$	−	$	−
Capital contribution	1,000	1,144,839		11,357,871		11,358,871
Offering costs	−	−		(1,318,633)		(1,318,633)
Net loss	−	−		(22,968)		(22,968)
Balance at December 31, 2007	1,000	1,144,839		10,016,270		10,017,270
Capital contribution	−	2,568,653		25,484,234		25,484,234
Offering costs	−	−		(2,990,562)		(2,990,562)
Distributions	−	−		(1,483,077)		(1,483,077)
Net loss	−	−		(3,721,579)		(3,721,579)
Balance at December 31, 2008	$1,000	3,713,492		$27,305,286		$27,306,286

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 6, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,	For the period from July 26, 2007 (inception) to December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(3,721,579)	$(22,968)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,553,760	39,898
Amortization of deferred financing costs	171,561	2,065
(Accretion) amortization of discount and direct loan fees and costs	(20,808)	540
Changes in operating assets and liabilities:
Restricted cash	(691,989)	−
Tenant receivables	(5,730)	(43,463)
Prepaid expense and other assets	150,337	19,414
Insurance proceeds receivable	(100,000)	−
Accounts payable and accrued expenses	1,658,123	(1,049)
Accounts payable − related party	(137,064)	759,002
Accrued interest	201,818	−
Prepaid rent	180,009	(1,832)
Security deposits	(27,602)	(3,175)
Net cash provided by operating activities	1,210,836	748,432

Cash flows from investing activities:
Property acquisitions	(13,272,182)	(6,071,470)
Purchase of loans held for investments	−	(2,571,752)
Capital expenditures	(2,317,721)	(3,119)
Deposits for property acquisitions	−	(547,390)
Net cash used in investing activities	(15,589,903)	(9,193,731)

Cash flows from financing activities:
(Repayment) advance from related party	(405,550)	405,550
Capital contributions	26,025,085	10,818,020
Distributions to partners	(1,483,077)	−
Offering costs	(2,990,562)	(1,318,633)
Net cash provided by financing activities	21,145,896	9,904,937

Net increase in cash	6,766,829	1,459,638
Cash at beginning of period	1,459,638	−
Cash at end of period	$8,226,467	$1,459,638

The accompanying notes are an integral part of these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Resource Real Estate Investors 6, L.P. (“R-6” or the “Partnership”) is a Delaware limited partnership which owns and operates or invests in multifamily residential properties located throughout the United States.  The Partnership also invests in subordinated notes secured by multifamily residential properties.  R-6 was formed on July 26, 2007 and commenced operations on October 1, 2007.  The General Partner, Resource Capital Partners, Inc. (“RCP” or “the GP”) is in the business of sponsoring and managing real estate investment limited partnerships and tenant in common programs.  RCP contributed $1,000 in cash as its minimum capital contribution to the Partnership.  In addition, RCP holds a 5.0% limited interest in the Partnership at December 31, 2008.  RCP is an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors.  The offering was closed on May 19, 2008.

The Partnership shall continue until July 30, 2015, unless terminated earlier in accordance with the First Amended and Restated Agreement of Limited Partnership (the “Agreement”).  The GP shall have the right to extend the Partnership term for a one year period following the initial termination date and any extension term, provided that all such extensions shall not exceed two years in the aggregate.

The Agreement provides that income shall be allocated as follows: first, to the Partners in proportion to and to the extent of the deficit balances, if any, in their respective capital accounts; second, to the Partners in proportion to the allocations of Distributable Cash (as defined in the Agreement); and third, 100% to the Limited Partners (“LP’s”).  All losses shall be allocated as follows: first, 100% to the LP’s until the LP’s have been allocated losses equal to the excess, if any, of their aggregate capital account balances over the aggregate Adjusted Capital Contributions (as defined in the Agreement); second, to the Partners in proportion to and to the extent of their respective remaining positive capital account balances, if any; and third, 100% to the LP’s.

Distributable cash from operations, payable monthly, as determined by the GP, is first allocated 100% to the LP’s until all partners have received the Priority Return (as defined in the Agreement); thereafter, 80% to the LP’s, 20% to the GP.

Distributable cash from capital transactions, as determined by the GP, is first allocated 100% to the LP’s until the LP’s have received their Priority Return; second, 100% to the LP’s until their Adjusted Capital Contributions have been reduced to zero; and thereafter, 80% to the LP’s and 20% to the GP.

The accompanying consolidated financial statements and related notes present the Partnership’s consolidated financial position as of December 31, 2008 and 2007 and the results of its consolidated operations, cash flows and changes in partners’ capital for the year ended December 31, 2008 and the period from July 26, 2007 (inception) to December 31, 2007, hereinafter referred to as the period ended December 31, 2007.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiaries, as follows:

Subsidiary	Apartment Complex	Leverage Ratio (1)	Number of Units	Location
RRE Memorial Towers Holdings, LLC, or Memorial Towers	Memorial Towers	63%	112	Houston, Texas
RRE Villas Holdings, LLC, or Villas	Villas at Henderson Pass	67%	228	San Antonio, Texas
RRE Coach Lantern Holdings, LLC, or Coach Lantern	Coach Lantern	61%	90	Scarborough, Maine
RRE Foxcroft Holdings, LLC, or Foxcroft	Foxcroft	62%	104	Scarborough, Maine
RRE Park Hill Holdings, LLC, or Park Hill	Park Hill	56%	288	San Antonio, Texas

(1)	Total property capitalization, including reserves, escrows, fees and closing costs, divided by the face value of the mortgage.

The Partnership owns a 100% interest in RRE Funding II, LLC (“Funding”), which owns three mezzanine notes with a combined face value of $2.9 million.

All material intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Partnership estimates the allowance for uncollectible receivables and adjusts the balance quarterly.  Actual results could differ from those estimates.

Supplemental Disclosure of Cash Flow Information

During the year ended December 31, 2008 and period ended December 31, 2007, the Partnership paid $2,055,164 and $25,236, respectively, in cash, for interest.  For additional supplemental cash flow information, see Note 3.

Deferred Financing Costs

Costs incurred to obtain financing have been capitalized and are being amortized over the term of the related debt using the effective yield method.

Income Taxes

Income taxes or credits resulting from earnings or losses are payable by or accrue to the benefit of the partners; accordingly, no provision has been made for income taxes in these consolidated financial statements.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

Revenue Recognition

Revenue is primarily derived from the rental of residential housing units with lease agreement terms of approximately twelve months.  The Partnership recognizes revenue in the period that rent is earned, which is on a monthly basis.

The Partnership follows Statement of Financial Accounting Standard (“SFAS”) 13, “Accounting for Leases,” which requires that rent be recognized as income on a straight-line basis over the term of the lease for leases with varying rental payments.  The Partnership also follows EITF 88-3:  “Rental Concessions Provided by Landlord” which requires that any incentives included in the lease should also be recognized on a straight-line basis over the term of the lease.

Loans Held for Investment

The Partnership recognizes revenue from the loans held for investment as interest income using the effective yield method.

The Partnership follows SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” which states that the initial investment in a purchased loan shall include the amount paid to the seller plus any fees.  The initial investment frequently differs from the related loan’s principal amount at the date of purchase.  The difference shall be recognized as an adjustment of the yield over the life of the loan.

The Partnership initially records the loans at their purchase price, and subsequently accounts for them based on their outstanding principal plus or minus any unamortized premiums or discounts.

Interest income on loans includes interest at stated rates adjusted for amortization or accretion of premiums and discounts.  Premiums and discounts are amortized or accreted into income using the effective yield method.  When the Partnership purchases a loan or pool of loans at a discount, it considers the provisions of American Institute of Certified Public Accountants Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” to evaluate whether all or a portion of the discount represents accretable yield.  If a loan with a premium or discount is prepaid, the Partnership immediately recognizes the unamortized portion as a decrease or increase to interest income.

The Partnership considers a loan to be impaired when, based on current information and events, management believes it is probable that the Partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When a loan is impaired, the allowance for loan losses is increased by the amount of the excess of the amortized cost basis of the loan over its fair value.  Fair value may be determined based on (a)  market price, if available, (b) the fair value of the collateral less estimated disposition costs, or, (c) the present value of estimated cash flows.

The Partnership considers general and local economic conditions, neighborhood values, competitive overbuilding, casualty losses and other factors that may affect the value of loans and real estate.  The value of loans and real estate may also be affected by factors such as the cost of compliance with regulations and liability under applicable environmental laws, changes in interest rates and the availability of financing.  Income from a property will be reduced if a significant number of tenants are unable to pay rent or if available space cannot be rented on favorable terms.  In addition, the Partnership continuously monitors collections and payments from its borrowers and maintains an allowance for estimated losses based upon its historical experience and its knowledge of specific borrower collection issues.  At both December 31, 2008 and 2007, no allowance for losses was required.

Long-Lived Assets

The Partnership follows SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value.  There was no impairment loss for the year and period ended December 31, 2008 and 2007.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

Rental Property

Rental property is carried at cost, net of accumulated depreciation.  Cost for acquired assets includes the purchase price and closing costs.  Buildings and improvements and personal property are depreciated for financial reporting purposes on the straight-line method over their estimated useful lives.  The value of in place leases is amortized over twelve months on a straight line basis.  For income tax reporting purposes, the Partnership uses the Modified Accelerated Cost Recovery System.  Useful lives used for calculating depreciation for financial reporting purposes are as follows:

Buildings and improvements	27.5 years
Personal property	3 - 15 years

Advertising

The Partnership expenses advertising costs as they are incurred.  Advertising expenses totaled $160,842 and $0 for the year and period ended December 31, 2008 and 2007.

Concentration of Credit Risk

Financial instruments, which potentially subject the Partnership to concentration of credit risk, consist of periodic temporary deposits of cash.  At December 31, 2008, the Partnership had $8,249,166 of deposits at various banks of which $6,154,916 was over the insurance limit of the Federal Deposit Insurance Corporation.  No losses have been experienced on such deposits.

Tenant Receivables, net

The majority of the Partnership’s receivables are due from tenants.  Tenant receivables are stated in the financial statement at amounts due from tenants net of an allowance for uncollectible receivables.  Payment terms vary and receivables outstanding longer than the payment terms are considered past due.  The Partnership determines its allowance by considering a number of factors, including the length of time receivables are past due, security deposits held, the Partnership’s previous loss history, the tenants’ current ability to pay its obligation to the Partnership, the condition of the general economy and the industry as whole.  The Partnership writes off receivables when they become uncollectible.  At December 31, 2008 and 2007, $660 and $0, respectively, are included in the allowance for uncollectible receivables.

Recently Issued Financial Accounting Standards

In April 2009, the FASB issued the following new accounting standards related to fair and other-than-temporary impairment FASB Staff Position FAS 157-4, “Determining Whether a Market Is Not Active and a Transaction Is Not Distressed” (“FSP FAS 157-4).  This pronouncement provides guidelines for making fair value measurements more consistent, additional guidance in determining whether a market is active or inactive and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial) and will require enhanced disclosures.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  The Company is currently determining the effect, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”  This FSP amends FASB 107, “Disclosures about Fair Value of Financial Instruments,” to require an entity to provide disclosures about fair value of financial instruments in interim financial information.  This FSP also amends Accounting Principles Board (“APB”) Opinion 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information for interim reporting periods.  In addition, an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of position, as required by Statement 107.  FSP FAS 107-1 and APB 28-1 is effective for interim and annual periods ended after June 30, 2009.  The Company is currently evaluating the potential impact of adopting FSP FAS 107-1 and APB 28-1.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

Recent Issued Accounting Standards – (Continued)

In October 2008, the FASB issued FSP, 157-3, “Determining the Fair Value of a Financial Asset in a Market that is Not Active.”  FSP 157-3 clarifies the application of Statement of Financial Accounting Standards, or SFAS, 157 “Fair Value Measurements,” in an inactive market.  The provisions of FSP 157-3 are effective immediately and adoption had no impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles,” referred to as GAAP.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  This statement will be effective 60 days following the approval by the Securities and Exchange Commission (“SEC”) of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards.  The Company does not expect the adoption of SFAS 162 will have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.”  FSP FAS 142-3 amends the factors that should be considered in developing a renewal or extension of assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.”  FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and GAAP standards.  FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the potential impact of adopting FSP FAS 142-3.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations.”  This Statement replaces SFAS 141 but retains its fundamental requirement that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations made by us on or after January 1, 2009.  While the Company has not yet evaluated the impact, if any, that SFAS 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after January 1, 2009.  However, no further acquisitions are allowed under the Partnership Agreement.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which provides guidance on measuring the fair value of assets and liabilities.  SFAS 157 will apply to other accounting pronouncements that require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances.  This standard will also require additional disclosures in both annual and quarterly reports.  SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007.  In November 2007, the FASB announced that it would defer the effective date of SFAS 157 for one year for all non financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  There was no effect on the consolidated financial statements as a result of the adoption of SFAS 157.

NOTE 3 − ACQUISITIONS

The cost of Real Estate Investments is allocated to net tangible assets based on relative fair values in accordance with SFAS No. 141, “Business Combinations,” (“SFAS No. 141”).  Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data, as well as information obtained about each property as a result of due diligence, marketing and leasing activities.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 3 – ACQUISITIONS – (Continued)

During the year ended December 31, 2008 and the period ended December 31, 2007, the Partnership acquired majority interests in three and two, respectively, multifamily residential apartment complexes which were accounted for using the purchase method of accounting under SFAS No. 141.  The following tables present the purchase price allocation to the assets and liabilities assumed, based on the fair values at the date of acquisition (in thousands):

Property	Date Acquired	Purchase Price
Park Hill	02/29/08	$15,329
Coach Lantern	01/29/08	$11,166
Foxcroft	01/29/08	$12,335
Memorial Towers	12/18/07	$9,561
Villas	12/28/07	$13,726

	Park Hill	Coach Lantern	Foxcroft	Memorial Towers	Villas
Land and buildings	$14,900	$10,800	$12,000	$9,250	$13,350
Acquisition costs	429	366	335	311	376
Purchase price	15,329	11,166	12,335	9,561	13,726

Mortgage notes payable	(10,430)	(7,884)	(8,760)	(7,400)	(10,800)
Financing costs	564	321	416	338	488
Escrowed funds and advances	551	46	66	94	160
Other liabilities and assets assumed, net	(49)	65	83	(68)	(28)
Cash paid for property acquisitions	5,965	3,714	4,140	2,525	3,546
Less deposits paid prior year	(270)	(131)	(146)	−	−
Cash paid	$5,695	$3,583	$3,994	$2,525	$3,546

A portion of the purchase price above was allocated to the value of in place leases in accordance with SFAS No. 141, as follows (in thousands):

Park Hill	Coach Lantern	Foxcroft	Memorial Towers	Villas
$470	$286	$212	$386	$469

NOTE 4 − RESTRICTED CASH

Restricted cash represents escrow deposits with lenders to be used to pay real estate taxes, insurance, and capital improvements.  A summary of restricted cash follows:

December 31, 2008	Park Hill	Coach Lantern	Foxcroft	Memorial Towers	Villas	Total
Real estate taxes	$284,278	$12,319	$27,791	$180,352	$258,635	$763,375
Insurance	25,632	10,036	10,311	58,128	19,547	123,654
Capital improvements	489,293	−	−	−	85,018	574,311
	$799,203	$22,355	$38,102	$238,480	$363,200	$1,461,340

December 31, 2007	Memorial Towers	Villas	Total
Real estate taxes	$17,852	$21,553	$39,405
Insurance	34,092	27,239	61,331
Capital improvements	−	93,544	93,544
	$51,944	$142,336	$194,280

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 5 − LOANS HELD FOR INVESTMENT

During the period ended December 31, 2007, the Partnership acquired three subordinated notes, with a total principal balance of $2.9 million.

A summary of loans held for investment at December 31, 2008 follows (in thousands).

	Acacia	Hillwood	Southern Cove
Loan principal	$2,000	$400	$500
Unamortized discount	(400)	(40)	(10)
Unamortized direct loan fees and costs	79	18	24
Accumulated amortization and accretion, net	20	2	(1)
Carrying amount of loan	$1,699	$380	$513

A summary of loans held for investment at December 31, 2007 follows (in thousands).

	Acacia	Hillwood	Southern Cove
Loan principal	$2,000	$400	$500
Unamortized discount	(400)	(40)	(10)
Unamortized direct loan fees and costs	79	18	24
Carrying amount of loan	$1,679	$378	$514

The Acacia loan was originally acquired by RCP on August 20, 2007, and then sold to the Partnership on December 11, 2007.

At December 31, 2008 and 2007, the Partnership’s loans were current with respect to the scheduled payments of principal and interest, and no allowance for credit losses was required.  All loans are interest only through maturity.

	Acacia	Hillwood	Southern Cove
Maturity date	08/11/16	01/08/17	05/08/17
Interest rate	10.27%	10.97%	12.75%
Average monthly payment	$17,952	$3,799	$5,313

NOTE 6 – DEFERRED FINANCING COSTS

As of December 31, 2008 and 2007, deferred financing costs include $1,953,368 and $824,185, respectively, of unamortized costs incurred to obtain financing which are being amortized over the term of the related debt.  Accumulated amortization as of December 31, 2008 and 2007 was $173,626 and $2,065, respectively.  Estimated amortization expense of the Property’s existing deferred financing costs for the years ending December 31 and thereafter is as follows:

2009	$217,296
2010	228,749
2011	240,808
2012	253,503
2013	266,870
Thereafter	746,140
$1,953,368

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 7 – MORTGAGE NOTES PAYABLE

The following is a summary of mortgage notes payable:

							Average
						Annual	Monthly
	Original	Balance at December 31,			Maturity	Interest	Debt
Property	Balance	2008	2007		Date	Rate	Service
Park Hill Apartments	$10,430,000	$10,430,000	$	−	03/01/2018	5.05%	$43,893	(1)
Foxcroft Apartments	8,760,000	8,760,000		−	02/01/2015	4.92%	$35,916	(2)
Coach Latern Apartments	7,884,000	7,884,000		−	02/01/2015	4.92%	$32,324	(2)
Memorial Towers	7,400,000	7,400,000		7,400,000	01/01/2017	5.49%	$33,855	(3)
Villas at Henderson Pass	10,800,000	10,800,000		10,800,000	01/01/2017	5.48%	$49,320	(3)
Total	$45,274,000	$45,274,000		$18,200,000

(1)      Interest only through March 1, 2013; monthly payment including principal and interest, effective April 1, 2013

(2)      Interest only through the maturity date.

(3)      Interest only through January 1, 2013; monthly payment including principal and interest, effective February 1, 2013

Annual principal payments on the mortgage notes payable for each of the next five years, and thereafter, ending December 31, are as follows:

2009	$	−
2010		−
2011		−
2012		−
2013		319,919
Thereafter		44,954,081
		$45,274,000

The mortgage notes payable are with recourse only to the properties securing them subject to certain limited standard exceptions as defined in the mortgage notes, which the General Partner has guaranteed (“carveouts”).  These carveouts relate to the total debt and expire as the notes are paid down.

NOTE 8 – RELATED PARTY TRANSACTIONS

In the ordinary course of its business operations, the Partnership has ongoing relationships with several related entities.

	2008	2007
Payables due to related parties:
Resource Real Estate Management, LLC	$232,316	$4,476
Resource Real Estate Management, Inc.	50,898	7,919
RCP	338,611	682,668
Chadwick Securities, Inc	−	469,490
RRE Tamarlane Holdings, LLC	114	−
	$621,939	$1,164,553

Relationship with RCP

During the year ended December 31, 2008, R-6 borrowed $6.5 million from RCP to facilitate the purchase of two properties.  The note bore interest at the prime rate and was paid in full in April 2008.  R-6 incurred interest expense of $49,833 while the note was outstanding.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 8 – RELATED PARTY TRANSACTIONS – (Continued)

Relationship with RCP – (Continued)

RCP is entitled to receive a property acquisition fee equal to 1.75% of the purchase price of any property purchased by R-6 payable at the closing of the transaction.  Property acquisition fees paid by R-6 to RCP during the year ended December 31, 2008 and the period ended December 31, 2007 totaled $750,153 and $458,346, respectively.  RCP is also entitled to receive a debt placement fee equal to 1.75% of the face amount of any financing obtained or assumed by R-6.  Debt placement fees paid by R-6 to RCP during the year ended December 31, 2008 and the period ended December 31, 2007 totaled $473,795 and $318,500, respectively.  RCP is also entitled to receive a debt origination fee equal to 5% of the purchase price of the loans held for investment acquired by R-6.  Debt origination fees paid by R-6 to RCP during the period ended December 31, 2007 totaled $122,464.  There were no such fees paid in the year ended December 31, 2008.

As the Partnership completed its closings of Partnership units, RCP was entitled to receive organization and offering expense reimbursements equal to 2.5% of the gross offering proceeds.  Organization and offering expense reimbursements earned by RCP during the year ended December 31, 2008 and the period ended December 31, 2007 totaled $618,096 and $270,426, respectively.  At December 31, 2007, $270,426 was included in accounts payable – related parties.

RCP is entitled to receive an annual investment management fee, payable monthly, equal to 1% of the Gross Offering Proceeds, net of any LP interest owned by RCP.  During the term of the Partnership, RCP shall subordinate up to 100% of its annual investment management fee to the receipt by the LP’s of their Priority Return.  At December 31, 2008 and 2007, the LP’s had not received their Priority Return; therefore, $305,333 and $2,400, respectively, of investment management fees are included in accounts payable − related parties.

Resource Real Estate Management, LLC (“RREML”), a wholly owned subsidiary of RCP, is entitled to receive monthly property management fees equal to 5% of the gross operating revenues from R-6’s 100% owned properties, for managing or obtaining and supervising third party managers.  The total of all management fees incurred by R-6 in 2008 and 2007 was $349,789 and $4,476, respectively.

RREML is also entitled to receive monthly management fees equal to 0.167% (2% per annum) of the gross offering proceeds that have been invested in loans held for investment.  The fee is payable from R-6’s operating revenue and is for monitoring the performance of R-6’s loans held for investment.  The total of all debt management fees incurred by R-6 in 2008 and 2007 was $58,580 and $3,480, respectively.  At December 31, 2008 and 2007, $29,440 and $3,480, respectively, were included in accounts payable – related parties.

At December 31, 2008 and 2007, $3,838 and $810, respectively, was due to RCP for reimbursement of an advance to cover expenses and is included in accounts payable – related parties.

At December 31, 2007, $405,550 was due to RCP for reimbursement of an advance to cover deposits for purchases of two properties and is included in accounts payable – related parties.

Relationship with Ledgewood, PC

Until 1996, the Chairman of RAI was of counsel to the law firm Ledgewood PC (“Ledgewood”).  In connection with the termination of his affiliation with Ledgewood and its redemption of his interest, he receives certain payments from Ledgewood.  During the year ended December 31, 2008 and the period ended December 31, 2007, the Partnership paid fees of $59,500 and $40,500, respectively, for legal services rendered by Ledgewood.

Until March 2006, a current executive of RCP was the managing member of Ledgewood.  This executive remained of counsel to Ledgewood through June 2007, at which time he became Executive Vice President of RCP.  In connection with his separation, this executive will be receiving payments from Ledgewood through 2013.

Relationship with Chadwick Securities, Inc.

A wholly owned subsidiary of RAI, Chadwick Securities, Inc., (“Chadwick”), served as a dealer-manager in the offering and received underwriting fees equal to 2% of the gross offering proceeds, net of RCP’s LP interest.  Underwriting fees earned by Chadwick during the year ended December 31, 2008 and the period ended December 31, 2007 totaled $482,230 and $216,949, respectively.  Fees due to Chadwick totaling $95,947 were included in accounts payable – related party at December 31, 2007.  These fees were paid in 2008.

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RESOURCE REAL ESTATE INVESTORS 6, L.P. AND SUBSIDIARIES
(A Delaware Limited Partnership)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS − (Continued)
DECEMBER 31, 2008

NOTE 8 – RELATED PARTY TRANSACTIONS − (Continued)

Relationship with Chadwick Securities, Inc. – (Continued)

Chadwick also received a 7% commission on each unit sold, except for those units sold to either RCP, its officers, directors or affiliates.  Commissions totaling $1,648,537 and $722,783 were earned by Chadwick during the year ended December 31, 2008 and the period ended December 31, 2007, respectively.  At December 31, 2007, a total of $325,570 in commissions was due to Chadwick and was included in accounts payable – related parties; these commissions were paid in 2008.  Chadwick subsequently paid these commissions out to unrelated third party broker dealers.

Chadwick also received a 0.5%  nonaccountable marketing expense fee and a 0.5% nonaccountable due diligence fee on each unit sold, except for those units sold to either RCP, its officers, directors, or affiliates.  Fees earned by Chadwick during the year ended December 31, 2008 and the period ended December 31, 2007 totaled $241,116 and $108,474, respectively.  Fees due to Chadwick totaling $47,973 were included in accounts payable – related parties at December 31, 2007.  These fees were paid in 2008.

NOTE 9 – INSURANCE PROCEEDS

On September 13, 2008, a check valve failed causing substantial water damage to Memorial Towers.  The estimated costs to replace the damaged property total approximately $329,000.  As of December 31, 2008, a final settlement with the insurance company had not been reached.  On February 14, 2009, the insurance company issued a $100,000 advance to cover some of the expenses incurred to date.

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ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable

ITEM 15.                      FINANCIAL STATEMENTS AND EXHIBITS

(a)           The following documents are filed as part of this Form 10:

1.      Financial Statements

The financial statements required by this Item are set forth in Item 13

2.	Exhibits

Exhibit No.	Description
3.1	Amended and Restated Agreement of Limited Partnership.
3.2	Certificate of Limited Partnership.
4.1	Forms of letters sent to limited partners confirming their investment.
10.1	Form of Asset Management Agreement.
10.2	Form of Operating Agreement for subsidiary managers.
21.1	Subsidiaries of Resource Real Estate Investors 6, L.P.
99.1	Resource Capital Partners, Inc. and Subsidiaries Consolidated Financial Statements for the Years ended September 30, 2008 and 2007.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RESOURCE REAL ESTATE INVESTORS 6, L.P.
By: Resource Capital Partners, Inc., its general partner

April 30, 2009	By: /s/ Kevin M. Finkel
Kevin M. Finkel
President